Exhibit 99.3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the "Bank") is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the Bank Act (Canada) and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2016, using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2016, the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2016, in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Riaz Ahmed
Group President and	Group Head and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

November 30, 2016

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 1

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2016 and 2015, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated November 30, 2016, expressed an unqualified opinion on The Toronto-Dominion Bank's internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2016

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 2

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2016 and 2015, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2016, of The Toronto-Dominion Bank and our report dated November 30, 2016, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2016

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 3

Consolidated Balance Sheet

(millions of Canadian dollars)	As at
	October 31	October 31
	2016	2015
ASSETS
Cash and due from banks	$3,907	$3,154
Interest-bearing deposits with banks	53,714	42,483
	57,621	45,637
Trading loans, securities, and other (Notes 5, 7)	99,257	95,157
Derivatives (Notes 5, 11)	72,242	69,438
Financial assets designated at fair value through profit or loss (Note 5)	4,283	4,378
Available-for-sale securities (Notes 5, 7)	107,571	88,782
	283,353	257,755
Held-to-maturity securities (Note 7)	84,395	74,450
Securities purchased under reverse repurchase agreements	86,052	97,364
Loans (Note 8)
Residential mortgages	217,336	212,373
Consumer instalment and other personal	144,531	135,471
Credit card	31,914	30,215
Business and government	194,074	167,529
Debt securities classified as loans	1,674	2,187
	589,529	547,775
Allowance for loan losses (Note 8)	(3,873)	(3,434)
Loans, net of allowance for loan losses	585,656	544,341
Other
Customers' liability under acceptances	15,706	16,646
Investment in TD Ameritrade (Note 12)	7,091	6,683
Goodwill (Note 14)	16,662	16,337
Other intangibles (Note 14)	2,639	2,671
Land, buildings, equipment, and other depreciable assets (Note 15)	5,482	5,314
Deferred tax assets (Note 26)	2,084	1,931
Amounts receivable from brokers, dealers, and clients	17,436	21,996
Other assets (Note 16)	12,790	13,248
	79,890	84,826
Total assets	$1,176,967	$1,104,373
LIABILITIES
Trading deposits (Notes 5, 17)	$79,786	$74,759
Derivatives (Notes 5, 11)	65,425	57,218
Securitization liabilities at fair value (Notes 5, 9)	12,490	10,986
Other financial liabilities designated at fair value through profit or loss (Note 5)	190	1,415
	157,891	144,378
Deposits (Note 17)
Personal	439,232	395,818
Banks	17,201	17,080
Business and government	317,227	282,678
	773,660	695,576
Other
Acceptances	15,706	16,646
Obligations related to securities sold short (Note 5)	33,115	38,803
Obligations related to securities sold under repurchase agreements (Note 5)	48,973	67,156
Securitization liabilities at amortized cost (Note 9)	17,918	22,743
Amounts payable to brokers, dealers, and clients	17,857	22,664
Insurance-related liabilities	7,046	6,519
Other liabilities (Note 18)	19,696	14,223
	160,311	188,754
Subordinated notes and debentures (Note 19)	10,891	8,637
Total liabilities	1,102,753	1,037,345
EQUITY
Common shares (Note 21)	20,711	20,294
Preferred shares (Note 21)	4,400	2,700
Treasury shares – common (Note 21)	(31)	(49)
Treasury shares – preferred (Note 21)	(5)	(3)
Contributed surplus	203	214
Retained earnings	35,452	32,053
Accumulated other comprehensive income (loss)	11,834	10,209
	72,564	65,418
Non-controlling interests in subsidiaries (Note 21)	1,650	1,610
Total equity	74,214	67,028
Total liabilities and equity	$1,176,967	$1,104,373

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani	Alan N. MacGibbon
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 4

Consolidated Statement of Income

(millions of Canadian dollars, except as noted)	For the years ended October 31
	2016	2015	2014
Interest income
Loans	$21,751	$20,319	$19,716
Securities
Interest	3,672	3,155	2,913
Dividends	912	1,214	1,173
Deposits with banks	225	142	126
	26,560	24,830	23,928
Interest expense
Deposits	4,758	4,242	4,313
Securitization liabilities	452	593	777
Subordinated notes and debentures	395	390	412
Other	1,032	881	842
	6,637	6,106	6,344
Net interest income	19,923	18,724	17,584
Non-interest income
Investment and securities services	4,143	3,833	3,496
Credit fees	1,048	925	845
Net securities gain (loss) (Note 7)	54	79	173
Trading income (loss) (Note 22)	395	(223)	(349)
Service charges	2,571	2,376	2,152
Card services	2,313	1,766	1,552
Insurance revenue (Note 23)	3,796	3,758	3,883
Other income (loss)	72	188	625
	14,392	12,702	12,377
Total revenue	34,315	31,426	29,961
Provision for credit losses (Note 8)	2,330	1,683	1,557
Insurance claims and related expenses (Note 23)	2,462	2,500	2,833
Non-interest expenses
Salaries and employee benefits (Note 25)	9,298	9,043	8,451
Occupancy, including depreciation	1,825	1,719	1,549
Equipment, including depreciation	944	892	810
Amortization of other intangibles	708	662	598
Marketing and business development	743	728	756
Restructuring charges	(18)	686	29
Brokerage-related fees	316	324	321
Professional and advisory services	1,232	1,032	991
Other	3,829	2,987	2,991
	18,877	18,073	16,496
Income before income taxes and equity in net income of an investment in TD Ameritrade	10,646	9,170	9,075
Provision for (recovery of) income taxes (Note 26)	2,143	1,523	1,512
Equity in net income of an investment in TD Ameritrade (Note 12)	433	377	320
Net income	8,936	8,024	7,883
Preferred dividends	141	99	143
Net income available to common shareholders and non-controlling interests in subsidiaries	$8,795	$7,925	$7,740
Attributable to:
Common shareholders	$8,680	$7,813	$7,633
Non-controlling interests in subsidiaries	115	112	107
Earnings per share (dollars) (Note 27)
Basic	$4.68	$4.22	$4.15
Diluted	4.67	4.21	4.14
Dividends per share (dollars)	2.16	2.00	1.84

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 5

Consolidated Statement of Comprehensive Income

(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Net income	$8,936	$8,024	$7,883
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	274	(464)	69
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(56)	(93)	(163)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	1,290	8,090	3,697
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	–	(13)
Net foreign currency translation gains (losses) from hedging activities[4]	34	(2,764)	(1,390)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[5]	–	–	13
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	835	4,805	2,439
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(752)	(4,301)	(2,875)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	(882)	400	(458)
	743	5,673	1,319
Comprehensive income (loss) for the year	$9,679	$13,697	$9,202
Attributable to:
Common shareholders	$9,423	$13,486	$8,952
Preferred shareholders	141	99	143
Non-controlling interests in subsidiaries	115	112	107
1	Net of income tax provision in 2016 of $125 million (2015 – income tax recovery of $210 million; 2014 – income tax provision of $67 million).
2	Net of income tax provision in 2016 of $32 million (2015 – income tax provision of $78 million; 2014 – income tax provision of $81 million).
3	Net of income tax provision in 2016 of nil million (2015 – income tax provision of nil; 2014 – income tax provision of nil).
4	Net of income tax provision in 2016 of $9 million (2015 – income tax recovery of $985 million; 2014 – income tax recovery of $488 million).
5	Net of income tax provision in 2016 of nil million (2015 – income tax provision of nil; 2014 – income tax recovery of $4 million).
6	Net of income tax provision in 2016 of $599 million (2015 – income tax provision of $2,926 million; 2014 – income tax provision of $1,394 million).
7	Net of income tax provision in 2016 of $533 million (2015 – income tax provision of $2,744 million; 2014 – income tax provision of $1,617 million).
8	Net of income tax recovery in 2016 of $340 million (2015 – income tax provision of $147 million; 2014 – income tax recovery of $210 million).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 6

Consolidated Statement of Changes in Equity

(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Common shares (Note 21)
Balance at beginning of year	$20,294	$19,811	$19,316
Proceeds from shares issued on exercise of stock options	186	128	199
Shares issued as a result of dividend reinvestment plan	335	355	339
Purchase of shares for cancellation	(104)	–	(43)
Balance at end of year	20,711	20,294	19,811
Preferred shares (Note 21)
Balance at beginning of year	2,700	2,200	3,395
Issue of shares	1,700	1,200	1,000
Redemption of shares	–	(700)	(2,195)
Balance at end of year	4,400	2,700	2,200
Treasury shares – common (Note 21)
Balance at beginning of year	(49)	(54)	(145)
Purchase of shares	(5,769)	(5,269)	(4,197)
Sale of shares	5,787	5,274	4,288
Balance at end of year	(31)	(49)	(54)
Treasury shares – preferred (Note 21)
Balance at beginning of year	(3)	(1)	(2)
Purchase of shares	(115)	(244)	(154)
Sale of shares	113	242	155
Balance at end of year	(5)	(3)	(1)
Contributed surplus
Balance at beginning of year	214	205	170
Net premium (discount) on sale of treasury shares	26	25	48
Issuance of stock options, net of options exercised (Note 24)	(28)	–	(5)
Other	(9)	(16)	(8)
Balance at end of year	203	214	205
Retained earnings
Balance at beginning of year	32,053	27,585	23,982
Net income attributable to shareholders	8,821	7,912	7,776
Common dividends	(4,002)	(3,700)	(3,384)
Preferred dividends	(141)	(99)	(143)
Share issue expenses and others	(14)	(28)	(11)
Net premium on repurchase of common shares and redemption of preferred shares	(383)	(17)	(177)
Actuarial gains (losses) on employee benefit plans	(882)	400	(458)
Balance at end of year	35,452	32,053	27,585
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of year	81	638	732
Other comprehensive income (loss)	218	(557)	(94)
Balance at end of year	299	81	638
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	8,355	3,029	722
Other comprehensive income (loss)	1,324	5,326	2,307
Balance at end of year	9,679	8,355	3,029
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	1,773	1,269	1,705
Other comprehensive income (loss)	83	504	(436)
Balance at end of year	1,856	1,773	1,269
Total	11,834	10,209	4,936
Non-controlling interests in subsidiaries
Balance at beginning of year	1,610	1,549	1,508
Net income attributable to non-controlling interests in subsidiaries	115	112	107
Other	(75)	(51)	(66)
Balance at end of year	1,650	1,610	1,549
Total equity	$74,214	$67,028	$56,231

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 7

Consolidated Statement of Cash Flows

(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Cash flows from (used in) operating activities
Net income before income taxes	$11,079	$9,547	$9,395
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	2,330	1,683	1,557
Depreciation (Note 15)	629	588	533
Amortization of other intangibles	708	662	598
Net securities losses (gains) (Note 7)	(54)	(79)	(173)
Equity in net income of an investment in TD Ameritrade (Note 12)	(433)	(377)	(320)
Deferred taxes (Note 26)	103	(352)	31
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	7	(294)	(204)
Securities sold short	(5,688)	(662)	(2,364)
Trading loans and securities	(4,100)	6,016	767
Loans net of securitization and sales	(44,351)	(63,947)	(33,717)
Deposits	81,885	108,446	72,059
Derivatives	5,403	(7,633)	(4,597)
Financial assets and liabilities designated at fair value through profit or loss	96	371	1,783
Securitization liabilities	(3,321)	(2,429)	(11,394)
Other	(168)	(16,267)	(8,041)
Net cash from (used in) operating activities	44,125	35,273	25,913
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(18,183)	14,044	13,494
Issuance of subordinated notes and debentures (Note 19)	3,262	2,500	–
Redemption of subordinated notes and debentures (Note 19)	(1,000)	(1,675)	(150)
Common shares issued (Note 21)	152	108	168
Preferred shares issued (Note 21)	1,686	1,184	989
Repurchase of common shares (Note 21)	(487)	–	(220)
Redemption of preferred shares (Note 21)	–	(717)	(2,195)
Sale of treasury shares (Note 21)	5,926	5,541	4,491
Purchase of treasury shares (Note 21)	(5,884)	(5,513)	(4,351)
Dividends paid	(3,808)	(3,444)	(3,188)
Distributions to non-controlling interests in subsidiaries	(115)	(112)	(107)
Net cash from (used in) financing activities	(18,451)	11,916	8,931
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(11,231)	1,290	(15,190)
Activities in available-for-sale securities (Note 7)
Purchases	(53,145)	(58,775)	(38,887)
Proceeds from maturities	28,661	27,055	30,032
Proceeds from sales	4,665	6,631	6,403
Activities in held-to-maturity securities (Note 7)
Purchases	(20,575)	(15,120)	(9,258)
Proceeds from maturities	15,557	9,688	6,542
Activities in debt securities classified as loans
Purchases	(41)	(23)	(37)
Proceeds from maturities	621	875	1,263
Proceeds from sales	1	–	10
Net purchases of land, buildings, equipment, and other depreciable assets	(797)	(972)	(828)
Changes in securities purchased under reverse repurchase agreements	11,312	(14,808)	(13,069)
Net cash acquired from (paid for) divestitures, acquisitions, and the sale of
TD Ameritrade shares (Notes 12, 13)	–	(2,918)	(2,768)
Net cash from (used in) investing activities	(24,972)	(47,077)	(35,787)
Effect of exchange rate changes on cash and due from banks	51	261	143
Net increase (decrease) in cash and due from banks	753	373	(800)
Cash and due from banks at beginning of year	3,154	2,781	3,581
Cash and due from banks at end of year	$3,907	$3,154	$2,781
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year	$1,182	$554	$1,241
Amount of interest paid during the year	6,559	6,167	6,478
Amount of interest received during the year	25,577	23,483	22,685
Amount of dividends received during the year	921	1,216	1,179

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 8

Notes to Consolidated Financial Statements

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies, and related disclosures, a listing of all the notes is provided below.

Note	Topic	Page
1	Nature of Operations	10
2	Summary of Significant Accounting Policies	10
3	Significant Accounting Judgments, Estimates, and Assumptions	19
4	Current and Future Changes in Accounting Policies	21
5	Fair Value Measurements	22
6	Offsetting Financial Assets and Financial Liabilities	33
7	Securities	34
8	Loans, Impaired Loans, and Allowance for Credit Losses	39
9	Transfers of Financial Assets	43
10	Structured Entities	44
11	Derivatives	47
12	Investment in Associates and Joint Ventures	53
13	Significant Acquisitions and Disposals	54
14	Goodwill and Other Intangibles	55
15	Land, Buildings, Equipment, and Other Depreciable Assets	57
16	Other Assets	57
17	Deposits	58
18	Other Liabilities	59
19	Subordinated Notes and Debentures	59
20	Capital Trust Securities	60
21	Equity	60
22	Trading-Related Income	62
23	Insurance	63
24	Share-Based Compensation	65
25	Employee Benefits	66
26	Income Taxes	70
27	Earnings Per Share	71
28	Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	72
29	Related Party Transactions	75
30	Segmented Information	76
31	Interest Rate Risk	78
32	Credit Risk	79
33	Regulatory Capital	83
34	Risk Management	84
35	Information on Subsidiaries	85
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 9

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Consolidated Financial Statements were prepared using the accounting policies as described in Note 2. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of the Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on November 30, 2016.

Certain disclosures are included in the shaded sections of the "Managing Risk" section of the accompanying 2016 Management's Discussion and Analysis (MD&A), as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls. The Bank controls an entity when (1) it has the power to direct the activities of the entity which have the most significant impact on the entity's risks and/or returns; (2) it is exposed to significant risks and/or returns arising from the entity; and (3) it is able to use its power to affect the risks and/or returns to which it is exposed.

The Bank's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as "variable returns") absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.

Structured Entities

Structured entities, including special purpose entities (SPEs), are entities that are created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee, or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity as the ownership of voting rights may not be aligned with the variable returns absorbed from the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the entity is controlled by the Bank. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:

•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity's risks and/or returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the risks and/or returns to which it is exposed.

Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank's policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

•	Substantive changes in ownership, such as the purchase or disposal of more than an insignificant additional interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the original terms or entering into a transaction not originally contemplated; or
•	Changes in the financing structure of an entity.

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Investments in Associates and Joint Ventures

Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Associates and joint ventures are accounted for using the equity method of accounting. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank's share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect any impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of a consolidated entity, the minority shareholders' interest is presented on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank's shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Interest from interest-bearing assets and liabilities is recognized as net interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services, and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment management fees are primarily calculated based on average daily or point in time assets under management (AUM) or by assets under administration (AUA) by investment mandate. Administration fees earned may either be a fixed amount per client account, or calculated based on a percentage of daily, monthly, or annual AUM for institutional accounts. Investment banking fees, including advisory fees, are recognized as income when earned, and underwriting fees are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.

Card services income, including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a twelve-month period. Service charges, trust, and other fee income is recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the following accounting policies.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

Trading Assets and Trading Liabilities

Financial instruments are included within the trading portfolio if they have been originated, acquired, or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type physical commodities transactions that are recorded on the Consolidated Balance Sheet as securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method (EIRM). Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss

Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities, or both, is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the EIRM and is included in interest income or interest expense.

Available-for-Sale Securities

Financial assets not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity securities and debt securities.

Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of financial assets classified as available-for-sale are calculated on a weighted-average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the EIRM. Both dividends and interest are included in Interest income on the Consolidated Statement of Income.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 11

Impairment losses are recognized if there is objective evidence of impairment as a result of one or more events that have occurred (a 'loss event') and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. A significant or prolonged decline in fair value below cost is considered objective evidence of impairment for available-for-sale equity securities. A deterioration in credit quality is considered objective evidence of impairment for available-for-sale debt securities. Qualitative factors are also considered when assessing impairment for available-for-sale securities. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized on the Consolidated Statement of Income, is removed from other comprehensive income and recognized in Net securities gains (losses) in Non-interest income on the Consolidated Statement of Income.

If the fair value of a previously impaired equity security subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt security subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized on the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously on the Consolidated Statement of Income is recognized in other comprehensive income.

Held-to-Maturity Securities

Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of impairment losses. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. Interest income is recognized using the EIRM and is included in Interest income on the Consolidated Statement of Income.

Loans and Allowance for Loan Losses

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses, write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.

Interest income is recognized using the EIRM. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment, Excluding Acquired Credit-Impaired Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a 'loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:

•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. For gross impaired debt securities classified as loans, subsequent to any recorded impairment, interest income continues to be recognized using the EIRM which was used to discount the future cash flows for the purpose of measuring the credit loss.

Renegotiated Loans

In cases where a borrower experiences financial difficulties the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower. Once modified, additional impairment is recorded where the Bank identifies a decrease in the modified loan's estimated realizable value as a result of the modification. Modified loans are assessed for impairment, consistent with the Bank's existing policies for impairment.

Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 12

Counterparty-Specific Allowance

Individually significant loans, such as the Bank's medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty's credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. Collateral is reviewed at least annually and when conditions arise indicating an earlier review is necessary. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan's original EIR.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant impaired loans, such as the Bank's personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates which are delinquency levels in interest or principal payments that indicate impairment, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for incurred but not identified credit losses is calculated using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default. For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default is defined as delinquency levels in interest or principal payments that would indicate impairment.

Acquired Loans

Acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to the current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans.

Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income using the EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms. Credit related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are subject to impairment assessments under the Bank's credit loss framework similar to the Bank's originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history and recent borrower credit scores.

ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate.

Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan's EIR as compared to the carrying value of the loan. Impairment is recorded through the provision for credit losses.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment with any remaining increase recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the carrying value in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest is recognized.

Federal Deposit Insurance Corporation Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC) are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined on a gross basis, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

FDIC covered loans are recorded in Loans on the Consolidated Balance Sheet. The indemnification assets are recorded in Other assets on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 13

Customers' Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures

Subordinated notes and debentures are initially recognized at fair value and subsequently accounted for at amortized cost. Interest expense, including capitalized transaction costs, is recognized on an accrual basis using the EIRM.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Guarantees, including financial and performance standby letters of credit, are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of contract. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

SHARE CAPITAL

The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.

Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense in the Consolidated Statement of Income.

Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Further, issued instruments that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are classified as equity and presented in share capital. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividend payments on these instruments are recognized as a reduction in equity.

Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. Transaction costs are allocated proportionately to the liability and equity components.

Common or preferred shares held by the Bank are classified as treasury shares in equity, and the cost of these shares is recorded as a reduction in equity. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recorded in or against contributed surplus.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income (losses).

Derivatives Held for Non-trading Purposes

Non-trading derivatives are primarily used to manage interest rate, foreign exchange, and other market risks of the Bank's traditional banking activities. When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in Non-interest income on the Consolidated Statement of Income.

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When derivatives are designated as hedges, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (3) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts accumulated in other comprehensive income are reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income in the period in which the hedged item affects income, and are reported in the same income statement line as the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately on the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The Bank designates derivatives and non-derivatives (such as foreign currency deposit liabilities) as hedging instruments in net investment hedges.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank's Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity's functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity's functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank's functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses accumulated in other comprehensive income are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

Offsetting OF Financial Instruments

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies the portfolio exception, as described in Note 5, and uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask spread to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 15

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique, the difference is referred to as inception profit or loss. Inception profit or loss is recognized in income upon initial recognition of the instrument only if the fair value is based on observable inputs. When an instrument is measured using a valuation technique that utilizes significant non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized in income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as "retained interests"). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing
and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 16

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to Securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest expenses and Non-interest income, respectively, on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

Physical commodities purchased or sold with an agreement to sell or repurchase the physical commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash-generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or internally generated software. The Bank's intangible assets consist primarily of core deposit intangibles, credit card related intangibles, and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

Assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	2 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years
Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses previously recognized are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 17

NON-CURRENT ASSETS HELD FOR SALE

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market the sale of the non-current assets (disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in Other income on the Consolidated Statement of Income.

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank's share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank's common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank's share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank's principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All actuarial gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank's actuaries. The discount rate used to value liabilities reflects long-term corporate AA bond yields as of the measurement date. The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative actuarial gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.

Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank's contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts are deferred as unearned premiums and reported in non-interest income on a straight line basis over the contractual term of the underlying policies, usually 12 months. Such premiums are recognized net of amounts ceded for reinsurance and apply primarily to property and casualty contracts. Unearned premiums are reported in insurance-related liabilities, gross of premiums ceded to reinsurers which are recognized in other assets. Premiums from life and health insurance policies are recognized as income when earned.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future claims related to insurable events occurring at or before the balance sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic and legal environment. These liabilities are continually reviewed and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Actuarial liabilities are reported in insurance-related liabilities with changes reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management's best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 18

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the incurred but not identified allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 19

The inherent nature of private equity investing is that the Bank's valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities reflects long-term corporate AA bond yields as of the measurement date. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 20

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the Appointed Actuary.

Further information on insurance risk assumptions is provided in Note 23.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over and absorbs significant variable returns from the entity it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

NOTE 4: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 21

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

NOTE 5: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third-party do not impact the fair value of the original instrument.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 22

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves, and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate EIR immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives in response to growing evidence that market implied funding costs and benefits are considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over the London Interbank Offered Rate (LIBOR) and the expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade.

The FVA applies to both assets and liabilities, but largely relates to uncollateralized derivative assets given the impact of the Bank's own credit risk, which is a significant component of the funding costs, is already incorporated in the valuation of uncollateralized derivative liabilities through the application of CRVA. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 23

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Other Financial Liabilities Designated at Fair Value

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using an expected funding ratio to arrive at the most representative fair value. The expected funding ratio represents the Bank's best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will remeasure the written option at fair value.

Portfolio Exception

IFRS 13 provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not measured at Fair Value

The fair value of assets and liabilities subsequently not measured at fair value include loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, and acceptances.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value[1]
(millions of Canadian dollars)			As at
	October 31, 2016		October 31, 2015
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,907	$3,907	$3,154	$3,154
Interest-bearing deposits with banks	53,714	53,714	42,483	42,483
Held-to-maturity securities[2]
Government and government-related securities	51,290	51,855	43,667	44,095
Other debt securities	33,105	33,135	30,783	30,647
Total held-to-maturity securities	84,395	84,990	74,450	74,742
Securities purchased under reverse repurchase agreements	84,324	84,324	84,163	84,163
Loans	584,243	589,080	542,418	544,862
Debt securities classified as loans	1,413	1,678	1,923	2,166
Total loans	585,656	590,758	544,341	547,028
Other
Customers' liability under acceptances	15,706	15,706	16,646	16,646
Amounts receivable from brokers, dealers and clients	17,436	17,436	21,996	21,996
Other assets	4,352	4,352	4,247	4,247
Total assets not carried at fair value	$849,490	$855,187	$791,480	$794,459

FINANCIAL LIABILITIES
Deposits	$773,660	776,161	$695,576	$697,376
Acceptances	15,706	15,706	16,646	16,646
Obligations related to securities sold under repurchase agreements	45,316	45,316	54,780	54,780
Securitization liabilities at amortized cost	17,918	18,276	22,743	23,156
Amounts payable to brokers, dealers and clients	17,857	17,857	22,664	22,664
Other liabilities	9,229	9,288	7,788	7,826
Subordinated notes and debentures	10,891	11,331	8,637	8,992
Total liabilities not carried at fair value	$890,577	$893,935	$828,834	$831,440
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 7 for carrying value and fair value of the reclassified debt securities.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 24

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and Government bonds that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 25

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at October 31.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis[1]
(millions of Canadian dollars)								As at
			October 31, 2016				October 31, 2015
	Level 1	Level 2	Level 3	Total[2]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[3]
Government and government-related securities
Canadian government debt
Federal	$70	$9,978	$34	$10,082	$493	$11,560	$–	$12,053
Provinces	–	5,678	–	5,678	–	6,121	24	6,145
U.S. federal, state, municipal governments,
and agencies debt	724	17,246	–	17,970	1	15,719	–	15,720
Other OECD government guaranteed debt	–	4,424	73	4,497	–	4,194	5	4,199
Mortgage-backed securities	–	1,472	–	1,472	–	1,019	–	1,019
Other debt securities
Canadian issuers	–	2,697	15	2,712	–	2,558	57	2,615
Other issuers	–	7,572	148	7,720	–	7,442	108	7,550
Equity securities
Common shares	29,054	96	65	29,215	28,933	447	186	29,566
Preferred shares	27	–	–	27	33	–	5	38
Trading loans	–	11,606	–	11,606	–	10,650	–	10,650
Commodities	8,071	176	–	8,247	5,410	154	–	5,564
Retained interests	–	–	31	31	–	–	38	38
	37,946	60,945	366	99,257	34,870	59,864	423	95,157
Derivatives
Interest rate contracts	4	27,364	–	27,368	2	27,968	–	27,970
Foreign exchange contracts	44	41,828	9	41,881	45	38,692	6	38,743
Credit contracts	–	–	–	–	–	59	4	63
Equity contracts	–	1,391	729	2,120	–	1,376	560	1,936
Commodity contracts	51	816	6	873	32	691	3	726
	99	71,399	744	72,242	79	68,786	573	69,438
Financial assets designated at
fair value through profit or loss
Securities[3]	80	4,046	157	4,283	106	4,189	83	4,378
	80	4,046	157	4,283	106	4,189	83	4,378
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	14,717	–	14,717	–	14,431	–	14,431
Provinces	–	7,851	–	7,851	–	7,185	–	7,185
U.S. federal, state, municipal governments,
and agencies debt	–	34,473	–	34,473	–	22,585	–	22,585
Other OECD government guaranteed debt	–	15,503	6	15,509	–	11,648	7	11,655
Mortgage-backed securities	–	4,949	–	4,949	–	4,060	–	4,060
Other debt securities
Asset-backed securities	–	18,593	–	18,593	–	16,261	501	16,762
Non-agency collateralized mortgage obligation portfolio	–	625	–	625	–	916	–	916
Corporate and other debt	–	8,266	20	8,286	–	8,618	147	8,765
Equity securities
Common shares[4,5]	231	223	1,594	2,048	177	100	1,575	1,852
Preferred shares	88	–	98	186	20	–	94	114
Debt securities reclassified from trading	–	49	279	328	–	169	282	451
	319	105,249	1,997	107,565	197	85,973	2,606	88,776
Securities purchased under reverse
repurchase agreements	–	1,728	–	1,728	–	13,201	–	13,201

FINANCIAL LIABILITIES
Trading deposits	$–	$76,568	$3,218	$79,786	$–	$72,879	$1,880	$74,759
Derivatives
Interest rate contracts	3	22,092	95	22,190	34	22,959	88	23,081
Foreign exchange contracts	16	39,535	5	39,556	25	30,588	5	30,618
Credit contracts	–	257	–	257	–	290	–	290
Equity contracts	–	1,351	1,408	2,759	2	1,316	957	2,275
Commodity contracts	75	587	1	663	49	899	6	954
	94	63,822	1,509	65,425	110	56,052	1,056	57,218
Securitization liabilities at fair value	–	12,490	–	12,490	–	10,986	–	10,986
Other financial liabilities designated
at fair value through profit or loss	–	177	13	190	–	1,402	13	1,415
Obligations related to securities sold short[3]	1,396	31,705	14	33,115	8,783	29,961	59	38,803
Obligations related to securities sold
under repurchase agreements	–	3,657	–	3,657	–	12,376	–	12,376
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Fair value is the same as carrying value.
3	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
4	As at October 31, 2016, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2015 – $6 million) are carried at cost in the absence of quoted market prices in an active market and are excluded from the table above.
5	As at October 31, 2016, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2015 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market; hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 26

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2016 and October 31, 2015.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 27

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2015	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$34	$–	$34	$–
Provinces	24	3	–	39	–	(67)	3	(2)	–	–
Other OECD government
guaranteed debt	5	–	–	1	–	–	73	(6)	73	–
Other debt securities
Canadian issuers	57	(1)	–	23	–	(66)	3	(1)	15	(1)
Other issuers	108	17	–	129	–	(201)	340	(245)	148	9
Equity securities
Common shares	186	–	–	77	–	(198)	–	–	65	–
Preferred shares	5	–	–	32	–	(37)	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	38	2	–	–	–	(9)	–	–	31	2
	423	21	–	301	–	(578)	453	(254)	366	10
Financial assets designated
at fair value through
profit or loss
Securities	83	2	–	101	–	(62)	53	(20)	157	1
Loans	–	–	–	–	–	–	–	–	–	–
	83	2	–	101	–	(62)	53	(20)	157	1
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Federal
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	(1)	–	–	6	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	5	(3)	–	–	(5)	3	(127)	20	(1)
Equity securities
Common shares	1,575	53	(32)	71	–	(73)	–	–	1,594	(23)
Preferred shares	94	(18)	11	11	–	–	–	–	98	11
Debt securities reclassified
from trading	282	36	–	–	–	(4)	–	(35)	279	–
	$2,606	$76	$(24)	$82	$–	$(584)	$3	$(162)	$1,997	$(13)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2015	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL LIABILITIES
Trading deposits[5]	$1,880	$130	$–	$(480)	$2,032	$(343)	$11	$(12)	$3,218	$151
Derivatives[6]
Interest rate contracts	88	11	–	–	–	(4)	–	–	95	9
Foreign exchange contracts	(1)	(3)	–	–	–	(1)	–	1	(4)	(2)
Credit contracts	(4)	4	–	–	–	–	–	–	–	4
Equity contracts	397	258	–	(80)	209	(105)	1	(1)	679	258
Commodity contracts	3	3	–	–	–	(8)	(3)	–	(5)	(2)
	483	273	–	(80)	209	(118)	(2)	–	765	267
Other financial liabilities
designated at fair value
through profit or loss	13	(64)	–	–	130	(66)	–	–	13	(41)
Obligations related to
securities sold short	$59	$–	$–	$(103)	$–	$58	$–	$–	$14	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
5	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
6	As at October 31, 2016, consists of derivative assets of $0.7 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.5 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 28

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities[1]
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2014	income[2]	in OCI	Purchases	Issuances	Other[3]	Level 3	Level 3	2015	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$(9)	$33	$–	$24	$–
Other OECD government
guaranteed debt	–	–	–	–	–	–	5	–	5	–
Other debt securities
Canadian issuers	20	–	–	63	–	(96)	72	(2)	57	(1)
Other issuers	66	(11)	–	61	–	(167)	184	(25)	108	–
Equity securities
Common shares	4	–	–	276	–	(94)	–	–	186	–
Preferred shares	–	–	–	31	–	(26)	–	–	5	–
Retained interests	48	3	–	–	–	(13)	–	–	38	2
	138	(8)	–	431	–	(405)	294	(27)	423	1
Financial assets designated
at fair value through
profit or loss
Securities	–	–	–	–	–	–	83	–	83	–
Loans	5	1	–	–	–	(6)	–	–	–	2
	5	1	–	–	–	(6)	83	–	83	2
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	51	1	–	–	–	–	–	(52)	–	1
Other OECD government
guaranteed debt	5	–	–	–	–	2	–	–	7	–
Other debt securities
Asset-backed securities	–	–	(44)	–	–	43	502	–	501	(44)
Corporate and other debt	19	3	5	–	–	(3)	242	(119)	147	5
Equity securities
Common shares	1,303	91	2	404	–	(225)	–	–	1,575	40
Preferred shares	141	(34)	(12)	–	–	(1)	–	–	94	(12)
Debt securities reclassified
from trading	309	29	28	–	–	(68)	38	(54)	282	28
	$1,828	$90	$(21)	$404	$–	$(252)	$782	$(225)	$2,606	$18

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2014	income[2]	in OCI	Purchases	Issuances	Other[3]	Level 3	Level 3	2015	still held[4]
FINANCIAL LIABILITIES
Trading deposits	$1,631	$6	$–	$–	$834	$(591)	$–	$–	$1,880	$(13)
Derivatives[5]
Interest rate contracts	81	2	–	–	–	5	–	–	88	4
Foreign exchange contracts	(2)	(2)	–	–	–	–	(3)	6	(1)	1
Credit contracts	–	(4)	–	–	–	–	–	–	(4)	(4)
Equity contracts	504	(63)	–	(96)	194	(124)	–	(18)	397	(66)
Commodity contracts	4	26	–	–	–	(25)	(2)	–	3	7
	587	(41)	–	(96)	194	(144)	(5)	(12)	483	(58)
Other financial liabilities
designated at fair value
through profit or loss	8	(40)	–	–	90	(45)	–	–	13	(46)
Obligations related to
securities sold short	$34	$–	$–	$(78)	$–	$105	$–	$(2)	$59	$–
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
5	As at October 31, 2015, consists of derivative assets of $0.6 billion (November 1, 2014 – $1.1 billion) and derivative liabilities of $1.1 billion (November 1, 2014 – $1.6 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 29

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in 'points', and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the creditworthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness.

Prepayment Rate and Liquidation Rate

Expected future prepayment and liquidation rates are significant inputs for retained interests and represent the amount of unscheduled principal repayment. The prepayment rate and liquidation rate will be obtained from prepayment forecasts which are based on a number of factors such as historical prepayment rates for similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value mortgage commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate, and Liquidity Discount

Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Net Asset Value

The fair value of certain private funds are based on the net asset value (NAV) provided by fund managers as there are no observable prices for these instruments.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations or currency specific foreign exchange spot and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

Inflation Rate Swap Curve

The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation Index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally swap curves are observable; however, there may be instances where certain specific swap curves are not observable.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 30

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following tables present the Bank's assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities[1]
							As at
			October 31, 2016		October 31, 2015

		Significant
	Valuation	unobservable	Lower	Upper	Lower	Upper
	technique	inputs (Level 3)	range	range	range	range	Unit
Government and government-
related securities	Market comparable	Bond price equivalent	61	131	55	136	points

Other debt securities	Market comparable	Bond price equivalent	–	109	–	128	points

Equity securities[2]	Market comparable	New issue price	100	100	100	100%
	Discounted cash flow	Discount rate	7	18	8	20%
	EBITDA multiple	Earnings multiple	4.5	20.5	4.6	22	times
	Market comparable	Price equivalent	54	117	52	117%

Retained interests	Discounted cash flow	Prepayment and liquidation rates	–	–	–	–%
		Discount rates	287	324	280	360	bps[3]

Other financial assets designated
at fair value through profit or loss	Net asset value	Net asset value	n/a4	n/a4	n/a4	n/a4
	Market comparable	Bond price equivalent	99	100	100	101	points
Derivatives
Interest rate contracts	Swaption model	Currency specific volatility	28	264	17	292%
	Discounted cash flow	Inflation rate swap curve	1	2	1	2%
	Option model	Funding ratio	55	75	75	75%

Foreign exchange contracts	Option model	Currency specific volatility	9	14	8	12%

Credit contracts	Discounted cash flow	Credit spread	7	40	7	55	bps[3]

Equity contracts	Option model	Price correlation	3	95	10	90%
		Quanto correlation	(38)	17	(38)	17%
		Dividend yield	–	10	–	12%
		Equity volatility	2	116	6	94%

Commodity contracts	Option model	Quanto correlation	(66)	(46)	(45)	(25)%
		Swaption correlation	29	41	24	36%

Trading deposits	Option model	Price correlation	3	95	(23)	98%
		Quanto correlation	(38)	17	(38)	17%
		Dividend yield	–	10	–	14%
		Equity volatility	7	116	6	116%
	Swaption model	Currency specific volatility	28	264	17	292%

Other financial liabilities designated
at fair value through profit or loss	Option model	Funding ratio	2	72	1	72%

Obligations related to securities
sold short	Market comparable	New issue price	100	100	100	100%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	As at October 31, 2016, common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2015 – $1.3 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
3	Basis points.
4	Not applicable.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 31

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, that are classified in Level 3 of the fair value hierarchy as at October 31. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends, correlation, or the price and volatility of the underlying equity instrument. For available-for-sale equity securities, the sensitivity was calculated based on an upward and downward shock of the fair value reported. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	October 31, 2016		October 31, 2015
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$1	$1	$–	$–
Equity securities
Common shares	–	–	6	6
Retained interests	2	–	2	–
	3	1	8	6
Derivatives
Equity contracts	14	16	24	33
	14	16	24	33
Financial assets designated at fair value through profit or loss
Securities	5	5	–	–
	5	5	–	–
Available-for-sale securities
Other debt securities
Corporate and other debt	2	2	3	3
Equity securities
Common shares	42	12	52	16
Preferred shares	16	5	5	5
Debt securities reclassified from trading	–	–	4	4
	60	19	64	28
FINANCIAL LIABILITIES
Trading deposits	15	23	13	17
Derivatives
Interest rate contracts	27	18	29	14
Equity contracts	31	27	54	40
	58	45	83	54
Other financial liabilities designated at fair value through
profit or loss	1	1	2	2
Obligations related to securities sold short	–	–	1	1
Total	$156	$110	$195	$141

The best evidence of a financial instrument's fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the significant non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the years ended October 31
	2016	2015
Balance as at beginning of year	$30	$33
New transactions	69	57
Recognized in the Consolidated Statement of Income during the year	(58)	(60)
Balance as at end of year	$41	$30

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 32

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Consolidated Statement of Income. The unrealized gain or loss on securities designated at fair value through profit or loss is recognized on the Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities are managed on a fair value basis, or are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were $0 million less than the carrying amount as at October 31, 2016 (October 31, 2015 – $4 million less than the carrying amount). As at October 31, 2016, the fair value of deposits designated at fair value through profit or loss includes zero of the Bank's own credit risk (October 31, 2015 – $1 million). Due to the short-term nature of the loan commitments, changes in the Bank's own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the year ended October 31, 2016, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(20) million (2015 – $(16) million).

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities not carried at fair value as at October 31, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value[1]
(millions of Canadian dollars)								As at
			October 31, 2016				October 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

ASSETS
Cash and due from banks	$3,907	$–	$–	$3,907	$3,154	$–	$–	$3,154
Interest-bearing deposits with banks	–	53,714	–	53,714	–	42,483	–	42,483
Held-to-maturity securities
Government and government-related securities	–	51,855	–	51,855	–	44,095	–	44,095
Other debt securities	–	33,135	–	33,135	–	30,647	–	30,647
Total held-to-maturity securities	–	84,990	–	84,990	–	74,742	–	74,742
Securities purchased under reverse repurchase
agreements	–	84,324	–	84,324	–	84,163	–	84,163
Loans	–	205,455	383,625	589,080	–	197,568	347,294	544,862
Debt securities classified as loans	–	304	1,374	1,678	–	528	1,638	2,166
Total Loans	–	205,759	384,999	590,758	–	198,096	348,932	547,028
Other
Customers' liability under acceptances	–	15,706	–	15,706	–	16,646	–	16,646
Amounts receivables from brokers, dealers, and clients	–	17,436	–	17,436	–	21,996	–	21,996
Other assets	–	4,259	93	4,352	–	4,108	139	4,247
Total assets with fair value disclosures	$3,907	$466,188	$385,092	$855,187	$3,154	$442,234	$349,071	$794,459

LIABILITIES
Deposits	$–	$776,161	$–	$776,161	$–	$697,376	$–	$697,376
Acceptances	–	15,706	–	15,706	–	16,646	–	16,646
Obligations related to securities sold under
repurchase agreements	–	45,316	–	45,316	–	54,780	–	54,780
Securitization liabilities at amortized cost	–	18,276	–	18,276	–	23,156	–	23,156
Amounts payable to brokers, dealers, and clients	–	17,857	–	17,857	–	22,664	–	22,664
Other liabilities	–	8,314	974	9,288	–	7,001	825	7,826
Subordinated notes and debentures	–	11,331	–	11,331	–	8,992	–	8,992
Total liabilities with fair value disclosures	$–	$892,961	$974	$893,935	$–	$830,615	$825	$831,440
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

NOTE 6: OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, and OTC and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off liabilities against available assets received. The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank's credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.

Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 33

In the normal course of business, the Bank enters into numerous contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank's vendors is disclosed in the Other assets note in accounts receivable and other items and in the Other liabilities note in accounts payable, accrued expenses, and other items.

The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the amount of receivables are disclosed in Amounts receivable from brokers, dealers, and clients and payables are disclosed in Amounts payable to brokers, dealers, and clients.

The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set off in the balance sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to transactions with the same counterparties that have been offset in the balance sheet. Related amounts and collateral received that are not offset on the balance sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

Offsetting Financial Assets and Financial Liabilities
(millions of Canadian dollars)					As at
					October 31, 2016
				Amounts subject to an enforceable
				master netting arrangement or similar
				agreement that are not set-off in
				the Consolidated Balance Sheet[1,2]
	Gross amounts	Gross amounts
	of recognized	of recognized	Net amount
	financial	financial	of financial	Amounts
	instruments	instruments	instruments	subject to an
	before	set-off in the	presented in the	enforceable
	balance sheet	Consolidated	Consolidated	master netting
	netting	Balance Sheet	Balance Sheet	agreement	Collateral	Net Amount
Financial Assets
Derivatives	$105,511	$33,269	$72,242	$45,646	$14,688	$11,908
Securities purchased under
reverse repurchase agreements	102,053	16,001	86,052	309	83,902	1,841
Total	207,564	49,270	158,294	45,955	98,590	13,749
Financial Liabilities
Derivatives	98,694	33,269	65,425	45,646	14,911	4,868
Obligations related to securities sold
under repurchase agreements	64,974	16,001	48,973	309	48,663	1
Total	$163,668	$49,270	$114,398	$45,955	$63,574	$4,869

					October 31, 2015
Financial Assets
Derivatives	$96,632	$27,194	$69,438	$39,962	$18,602	$10,874
Securities purchased under
reverse repurchase agreements	113,007	15,643	97,364	6,705	90,538	121
Total	209,639	42,837	166,802	46,667	109,140	10,995
Financial Liabilities
Derivatives	84,412	27,194	57,218	39,962	11,966	5,290
Obligations related to securities sold
under repurchase agreements	82,799	15,643	67,156	6,705	60,445	6
Total	$167,211	$42,837	$124,374	$46,667	$72,411	$5,296
1	Excess collateral as a result of overcollateralization has not been reflected in the table.
2	Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.

NOTE 7: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $328 million as at October 31, 2016 (October 31, 2015 – $451 million). For the year ended October 31, 2016, net interest income of $19 million after tax (October 31, 2015 – $27 million after tax) was recorded relating to the reclassified debt securities. There was no significant increase in fair value recorded in OCI during the year ended October 31, 2016 (October 31, 2015 – decrease of $4 million after tax). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in no significant increase for the year ended October 31, 2016 (October 31, 2015 – decrease of $4 million after tax). During the year ended October 31, 2016, reclassified debt securities with a fair value of $155 million (October 31, 2015 – $312 million) were sold or matured, and $7 million after tax (October 31, 2015 – $13 million after tax) was recorded in net securities gains during the year ended October 31, 2016.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 34

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the EIRM. The reclassifications are non-cash transactions that are excluded from the Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		October 31, 2016		October 31, 2015		As at the reclassification date
						Weighted-average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$1,618	$1,605	$4,248	$4,219	1.8%	$11,341
September 23, 2013	9,854	7,022	6,934	8,995	8,916	1.9	10,742
November 1, 2013	21,597	20,339	20,401	22,532	22,637	1.1	24,519
Other reclassifications[1]	8,342	8,607	8,577	5,085	5,121	2.5	9,490
1	Represent reclassifications completed during the years ended October 31, 2016 and October 31, 2015.

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been an increase of $156 million during the year ended October 31, 2016 (October 31, 2015 – a decrease of $275 million). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the years ended
	October 31, 2016	October 31, 2015
Net interest income[1]	$593	$540
Provision for (recovery of) income taxes	226	199
Net income	$367	$341
1	Includes amortization of net unrealized gains of $20 million during the year ended October 31, 2016 (October 31, 2015 – $46 million), associated with these reclassified held-to-maturity securities that is presented as Reclassification to earnings of net losses (gains) in respect of available-for-sale securities on the Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Remaining Terms to Maturities of Securities

The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

Securities Maturity Schedule
(millions of Canadian dollars)								As at
						October 31		October 31
							2016	2015
	Remaining terms to maturities[1]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total
Trading securities
Government and government-related securities
Canadian government debt
Federal	$5,726	$1,737	$788	$1,154	$677	$–	$10,082	$12,053
Provinces	1,552	689	567	1,102	1,768	–	5,678	6,145
U.S. federal, state, municipal governments, and
agencies debt	3,971	3,717	3,325	6,922	35	–	17,970	15,720
Other OECD government-guaranteed debt	2,266	1,036	500	540	155	–	4,497	4,199
Mortgage-backed securities
Residential	170	468	681	–	–	–	1,319	899
Commercial	9	51	12	76	5	–	153	120
	13,694	7,698	5,873	9,794	2,640	–	39,699	39,136
Other debt securities
Canadian issuers	609	669	592	498	344	–	2,712	2,615
Other issuers	2,498	3,111	1,351	671	89	–	7,720	7,550
	3,107	3,780	1,943	1,169	433	–	10,432	10,165
Equity securities
Common shares	–	–	–	–	–	29,215	29,215	29,566
Preferred shares	–	–	–	–	–	27	27	38
	–	–	–	–	–	29,242	29,242	29,604
Retained interests	–	1	3	20	7	–	31	38
Total trading securities	$16,801	$11,479	$7,819	$10,983	$3,080	$29,242	$79,404	$78,943

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 35

Securities Maturity Schedule (continued)
(millions of Canadian dollars)								As at
						October 31		October 31
							2016	2015
	Remaining terms to maturities[1]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total
Securities designated at fair value through profit or loss (FVO securities)
Government and government-related securities
Canadian government debt
Federal	$533	$–	$–	$–	$27	$–	$560	$884
Provinces	–	48	118	286	256	–	708	569
Other OECD government-guaranteed debt	527	332	–	–	–	–	859	940
	1,060	380	118	286	283	–	2,127	2,393
Other debt securities
Canadian issuers	25	246	528	308	31	–	1,138	944
Other issuers	340	428	51	–	–	103	922	864
	365	674	579	308	31	103	2,060	1,808
Equity securities
Common shares	–	–	–	–	–	96	96	177
	–	–	–	–	–	96	96	177
Total FVO securities	$1,425	$1,054	$697	$594	$314	$199	$4,283	$4,378

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$659	$6,975	$5,781	$1,296	$6	$–	$14,717	$14,431
Provinces	538	2,028	1,471	3,797	17	–	7,851	7,185
U.S. federal, state, municipal governments, and
agencies debt	676	2,818	12,951	13,062	4,966	–	34,473	22,585
Other OECD government-guaranteed debt	1,656	3,989	5,267	4,597	–	–	15,509	11,655
Mortgage-backed securities	81	2,141	2,692	35	–	–	4,949	4,060
	3,610	17,951	28,162	22,787	4,989	–	77,499	59,916
Other debt securities
Asset-backed securities	1,076	3,088	3,414	5,314	5,701	–	18,593	16,762
Non-agency collateralized mortgage obligation
portfolio	–	–	–	–	625	–	625	916
Corporate and other debt	1,716	3,950	2,396	109	114	1	8,286	8,765
	2,792	7,038	5,810	5,423	6,440	1	27,504	26,443
Equity securities
Common shares	–	–	–	–	–	2,054	2,054	1,858
Preferred shares	–	–	–	–	–	186	186	114
	–	–	–	–	–	2,240	2,240	1,972
Debt securities reclassified from trading	49	1	–	204	74	–	328	451
Total available-for-sale securities	$6,451	$24,990	$33,972	$28,414	$11,503	$2,241	$107,571	$88,782

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$–	$316	$486	$–	$–	$–	$802	$974
U.S. federal, state, municipal governments, and
agencies debt	89	4,995	6,240	7,144	3,377	–	21,845	18,648
Other OECD government guaranteed debt	10,326	13,028	4,664	625	–	–	28,643	24,045
	10,415	18,339	11,390	7,769	3,377	–	51,290	43,667
Other debt securities
Asset-backed securities	–	4,142	7,247	1,522	4,384	–	17,295	19,014
Non-agency collateralized mortgage obligation
portfolio	–	–	–	–	9,436	–	9,436	6,158
Other issuers	1,462	3,169	1,256	487	–	–	6,374	5,611
	1,462	7,311	8,503	2,009	13,820	–	33,105	30,783
Total held-to-maturity securities	11,877	25,650	19,893	9,778	17,197	–	84,395	74,450
Total securities	$36,554	$63,173	$62,381	$49,769	$32,094	$31,682	$275,653	$246,553
1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 36

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at October 31.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			October 31, 2016				October 31, 2015
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value[2]	cost[1]	gains	(losses)	value[2]
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$14,671	$62	$(16)	$14,717	$14,450	$42	$(61)	$14,431
Provinces	7,871	29	(49)	7,851	7,233	19	(67)	7,185
U.S. federal, state, municipal governments, and
agencies debt	34,377	176	(80)	34,473	22,526	169	(110)	22,585
Other OECD government guaranteed debt	15,574	13	(78)	15,509	11,713	4	(62)	11,655
Mortgage-backed securities	4,916	37	(4)	4,949	4,021	49	(10)	4,060
	77,409	317	(227)	77,499	59,943	283	(310)	59,916
Other debt securities
Asset-backed securities	18,665	57	(129)	18,593	16,921	15	(174)	16,762
Non-agency collateralized mortgage obligation
portfolio	624	1	–	625	921	2	(7)	916
Corporate and other debt	8,229	83	(26)	8,286	8,770	75	(80)	8,765
	27,518	141	(155)	27,504	26,612	92	(261)	26,443
Equity securities
Common shares	1,934	134	(14)	2,054	1,770	118	(30)	1,858
Preferred shares	168	18	–	186	112	6	(4)	114
	2,102	152	(14)	2,240	1,882	124	(34)	1,972
Debt securities reclassified from trading	301	27	–	328	420	33	(2)	451
Total available-for-sale securities	$107,330	$637	$(396)	$107,571	$88,857	$532	$(607)	$88,782
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	As at October 31, 2016, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2015 – $6 million) are carried at cost in the absence of quoted market prices in an active market and are included in the table above.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 37

In the following table, unrealized losses for available-for-sale securities are categorized as "12 months or longer" if for each of the consecutive twelve months preceding October 31, 2016, and October 31, 2015, the fair value of the securities was less than the amortized cost. If not, they have been categorized as "less than 12 months".

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)						As at
					October 31, 2016
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$61	$–	$4,471	$16	$4,532	$16
Provinces	124	–	3,552	49	3,676	49
U.S. federal, state and municipal governments, and
agencies debt	5,058	8	12,772	72	17,830	80
Other OECD government-guaranteed debt	4,528	12	6,771	66	11,299	78
Mortgage-backed securities
Residential	395	1	827	3	1,222	4
	10,166	21	28,393	206	38,559	227
Other debt securities
Asset-backed securities	2,376	1	6,901	128	9,277	129
Corporate and other debt	751	6	2,098	20	2,849	26
	3,127	7	8,999	148	12,126	155
Equity securities
Common shares	–	–	18	14	18	14
Preferred shares	–	–	9	–	9	–
	–	–	27	14	27	14
Debt securities reclassified from trading	–	–	–	–	–	–
Total	$13,293	$28	$37,419	$368	$50,712	$396

					October 31, 2015
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$13,618	$61	$131	$–	$13,749	$61
Provinces	6,800	67	–	–	6,800	67
U.S. federal, state and municipal governments, and
agencies debt	12,848	95	1,056	15	13,904	110
Other OECD government-guaranteed debt	8,973	62	–	–	8,973	62
Mortgage-backed securities
Residential	1,348	10	–	–	1,348	10
	43,587	295	1,187	15	44,774	310
Other debt securities
Asset-backed securities	11,038	130	2,165	51	13,203	181
Corporate and other debt	4,497	57	659	23	5,156	80
	15,535	187	2,824	74	18,359	261
Equity securities
Common shares	171	30	–	–	171	30
Preferred shares	21	4	–	–	21	4
	192	34	–	–	192	34
Debt securities reclassified from trading	74	2	–	–	74	2
Total	$59,388	$518	$4,011	$89	$63,399	$607

Securities Gains (Losses)

During the year ended October 31, 2016, the net realized gains (losses) on available-for-sale securities were $81 million (2015 – $124 million; 2014 – $183 million). Impairment losses on available-for-sale securities for the year ended October 31, 2016, were $27 million (2015 – $45 million; 2014 – $10 million). None of these impairment losses related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-For-Sale section of the Note.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 38

NOTE 8: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses as at October 31.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)					As at
								October 31, 2016
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans
Residential mortgages[3,4,5]	$213,586	$2,523	$852	$216,961	$–	$49	$48	$97	$216,864
Consumer instalment and other personal[6]	136,650	6,390	1,392	144,432	–	166	656	822	143,610
Credit card	29,715	1,825	374	31,914	–	290	924	1,214	30,700
Business and government[3,4,5]	191,229	1,454	891	193,574	189	30	1,198	1,417	192,157
	$571,180	$12,192	$3,509	$586,881	$189	$535	$2,826	$3,550	$583,331
Debt securities classified as loans				1,674	206	–	55	261	1,413
Acquired credit-impaired loans				974	4	58	–	62	912
Total				$589,529	$399	$593	$2,881	$3,873	$585,656

								October 31, 2015
Residential mortgages[3,4,5]	$208,802	$2,343	$786	$211,931	$–	$47	$58	$105	$211,826
Consumer instalment and other personal[6]	128,123	5,923	1,278	135,324	–	136	632	768	134,556
Credit card	28,148	1,761	306	30,215	–	217	897	1,114	29,101
Business and government[3,4,5]	163,840	1,990	874	166,704	156	28	916	1,100	165,604
	$528,913	$12,017	$3,244	$544,174	$156	$428	$2,503	$3,087	$541,087
Debt securities classified as loans				2,187	207	–	57	264	1,923
Acquired credit-impaired loans				1,414	6	77	–	83	1,331
Total				$547,775	$369	$505	$2,560	$3,434	$544,341
1	Excludes allowance for off-balance sheet positions.
2	As at October 31, 2016, impaired loans exclude $1.1 billion (October 31, 2015 – $1.2 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $12 billion as at October 31, 2016 (October 31, 2015 – $11 billion), and amortized cost of $11 billion as at October 31, 2016 (October 31, 2015 – $10 billion).
4	Includes insured mortgages of $118 billion as at October 31, 2016 (October 31, 2015 – $126 billion).
5	As at October 31, 2016, impaired loans with a balance of $448 million did not have a related allowance for loan losses (October 31, 2015 – $419 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $18 billion as at October 31, 2016 (October 31, 2015 – $21 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $106 million as at October 31, 2016 (October 31, 2015 – $134 million), and were recorded in Other assets on the Consolidated Balance Sheet.

The following table presents information related to the Bank's impaired loans as at October 31.

Impaired Loans[1]
(millions of Canadian dollars)								As at
			October 31, 2016				October 31, 2015
			Related	Average			Related	Average
	Unpaid		allowance	gross	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired	principal	Carrying	for credit	impaired
	balance[2]	value	losses	loans	balance[2]	value	losses	loans
Residential mortgages	$909	$852	$49	$844	$844	$786	$47	$790
Consumer instalment and
other personal	1,557	1,392	166	1,492	1,437	1,278	136	1,045
Credit card	374	374	290	345	306	306	217	294
Business and government	984	891	219	883	978	874	184	866
Total	$3,824	$3,509	$724	$3,564	$3,565	$3,244	$584	$2,995
1	Excludes ACI loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 39

The changes to the Bank's allowance for credit losses, as at and for the years ended October 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$79	$(85)	$44	$(1)	$(4)	$189
Debt securities classified as loans	207	8	(14)	–	–	5	206
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	87	(99)	44	(1)	1	395
Acquired credit-impaired loans[1,2]	6	(6)	–	14	–	(10)	4
Total counterparty-specific allowance	369	81	(99)	58	(1)	(9)	399
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	31	(40)	10	–	1	49
Consumer instalment and other personal	136	727	(957)	259	(1)	2	166
Credit card	217	994	(1,153)	232	–	–	290
Business and government	28	63	(98)	37	–	–	30
Total collectively assessed allowance for
individually insignificant impaired loans excluding
acquired credit-impaired loans	428	1,815	(2,248)	538	(1)	3	535
Acquired credit-impaired loans[1,2]	77	(25)	(4)	6	–	4	58
Total collectively assessed allowance for
individually insignificant impaired loans	505	1,790	(2,252)	544	(1)	7	593
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	(11)	–	–	–	1	48
Consumer instalment and other personal	657	20	–	–	–	8	685
Credit card	1,029	121	–	–	–	19	1,169
Business and government	1,072	333	–	–	–	19	1,424
Debt securities classified as loans	57	(4)	–	–	–	2	55
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	459	–	–	–	49	3,381
Allowance for credit losses
Residential mortgages	105	20	(40)	10	–	2	97
Consumer instalment and other personal	793	747	(957)	259	(1)	10	851
Credit card	1,246	1,115	(1,153)	232	–	19	1,459
Business and government	1,256	475	(183)	81	(1)	15	1,643
Debt securities classified as loans	264	4	(14)	–	–	7	261
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	2,361	(2,347)	582	(2)	53	4,311
Acquired credit-impaired loans[1,2]	83	(31)	(4)	20	–	(6)	62
Total allowance for credit losses	3,747	2,330	(2,351)	602	(2)	47	4,373
Less: Allowance for off-balance sheet positions[3]	313	183	–	–	–	4	500
Allowance for loan losses	$3,434	$2,147	$(2,351)	$602	$(2)	$43	$3,873
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 40

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2014	losses	Write-offs	Recoveries	Disposals	adjustments	2015
Counterparty-specific allowance
Business and government	$134	$57	$(73)	$42	$(3)	$(1)	$156
Debt securities classified as loans	213	(27)	(13)	–	–	34	207
Total counterparty-specific allowance excluding
acquired credit-impaired loans	347	30	(86)	42	(3)	33	363
Acquired credit-impaired loans[1,2]	8	(6)	(1)	10	–	(5)	6
Total counterparty-specific allowance	355	24	(87)	52	(3)	28	369
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	49	(39)	12	–	3	47
Consumer instalment and other personal	110	577	(809)	249	–	9	136
Credit card	199	832	(1,092)	237	–	41	217
Business and government	22	85	(125)	42	–	4	28
Total collectively assessed allowance for
individually insignificant impaired loans excluding
acquired credit-impaired loans	353	1,543	(2,065)	540	–	57	428
Acquired credit-impaired loans[1,2]	89	(30)	(5)	9	–	14	77
Total collectively assessed allowance for
individually insignificant impaired loans	442	1,513	(2,070)	549	–	71	505
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	4	–	–	–	6	58
Consumer instalment and other personal	602	3	–	–	–	52	657
Credit card	924	40	–	–	–	65	1,029
Business and government	872	110	–	–	–	90	1,072
Debt securities classified as loans	59	(11)	–	–	–	9	57
Total collectively assessed allowance for
incurred but not identified credit losses	2,505	146	–	–	–	222	2,873
Allowance for credit losses
Residential mortgages	70	53	(39)	12	–	9	105
Consumer instalment and other personal	712	580	(809)	249	–	61	793
Credit card	1,123	872	(1,092)	237	–	106	1,246
Business and government	1,028	252	(198)	84	(3)	93	1,256
Debt securities classified as loans	272	(38)	(13)	–	–	43	264
Total allowance for credit losses excluding
acquired credit-impaired loans	3,205	1,719	(2,151)	582	(3)	312	3,664
Acquired credit-impaired loans[1,2]	97	(36)	(6)	19	–	9	83
Total allowance for credit losses	3,302	1,683	(2,157)	601	(3)	321	3,747
Less: Allowance for off-balance sheet positions[3]	274	19	–	–	–	20	313
Allowance for loan losses	$3,028	$1,664	$(2,157)	$601	$(3)	$301	$3,434
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 41

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at October 31.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)								As at
	October 31, 2016				October 31, 2015
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,876	$486	$161	$2,523	$1,511	$729	$103	$2,343
Consumer instalment and other personal	5,364	812	214	6,390	5,023	702	198	5,923
Credit card	1,340	303	182	1,825	1,317	287	157	1,761
Business and government	1,270	138	46	1,454	1,829	123	38	1,990
Total	$9,850	$1,739	$603	$12,192	$9,680	$1,841	$496	$12,017
1	Excludes all ACI loans and debt securities classified as loans.

COLLATERAL

As at October 31, 2016, the fair value of financial collateral held against loans that were past due but not impaired was $455 million (October 31, 2015 – $279 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail, and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, and $41 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, and nil, respectively, at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
FDIC-assisted acquisitions
Unpaid principal balance[1]	$508	$636
Credit related fair value adjustments[2]	(11)	(12)
Interest rate and other related premium/(discount)	(17)	(23)
Carrying value	480	601
Counterparty-specific allowance[3]	(1)	(1)
Allowance for individually insignificant impaired loans[3]	(35)	(45)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	444	555
South Financial
Unpaid principal balance[1]	529	853
Credit related fair value adjustments[2]	(15)	(18)
Interest rate and other related premium/(discount)	(20)	(22)
Carrying value	494	813
Counterparty-specific allowance[3]	(3)	(5)
Allowance for individually insignificant impaired loans[3]	(23)	(32)
Carrying value net of related allowance – South Financial	468	776
Other[5]
Unpaid principal balance[1]	2	40
Credit related fair value adjustments[2]	(2)	(40)
Carrying value – Other	–	–
Total carrying value net of related allowance – Acquired credit-impaired loans	$912	$1,331
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.

FDIC COVERED LOANS

As at October 31, 2016, the balance of FDIC covered loans was $480 million (October 31, 2015 – $601 million) and was recorded in Loans on the Consolidated Balance Sheet. As at October 31, 2016, the balance of indemnification assets was $22 million (October 31, 2015 – $39 million) and was recorded in Other assets on the Consolidated Balance Sheet.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 42

NOTE 9: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers credit card receivables, consumer instalment and other personal loans to structured entities that the Bank consolidates. Refer to Note 10 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities as at October 31.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)				As at
	October 31, 2016		October 31, 2015
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$26,930	$26,742	$30,355	$30,211
Other financial assets transferred related to securitization[1]	3,342	3,342	3,173	3,170
Total	30,272	30,084	33,528	33,381
Associated liabilities[2]	$(30,766)	$(30,407)	$(34,142)	$(33,729)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $18 billion as at October 31, 2016 (October 31, 2015 – $23 billion), and securitization liabilities carried at fair value of $12 billion as at October 31, 2016 (October 31, 2015 – $11 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities as at October 31.

Other Financial Assets Not Qualifying for Derecognition[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Carrying amount of assets
Nature of transaction
Repurchase agreements[2,3]	$9,676	$24,007
Securities lending agreements	14,023	13,967
Total	23,699	37,974
Carrying amount of associated liabilities[3]	$9,474	$23,954
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes $3.7 billion, as at October 31, 2016, of assets related to repurchase agreements or swaps that are collateralized by physical precious metals (October 31, 2015 – $4.9 billion).
3	Associated liabilities are all related to repurchase agreements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 43

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2016, the fair value of retained interests was $31 million (October 31, 2015 – $38 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the year ended October 31, 2016, the trading income recognized on the retained interest was $2 million (October 31, 2015 – $3 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2016, the carrying value of these servicing rights was $25 million (October 31, 2015 – $20 million) and the fair value was $28 million (October 31, 2015 – $26 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the year ended October 31, 2016, was $24 million (October 31, 2015 – $12 million).

NOTE 10: STRUCTURED ENTITIES

The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities.

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue asset-backed commercial paper (ABCP) or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors which are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities can only be drawn if preconditions are met ensuring that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and Other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity's AUM increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the "Fund"), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the Fund. The Bank has a put option with the Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the Fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 44

As disclosed in Note 28, on April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the year ended October 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $21 million (twelve months ended October 31, 2015 – $29 million). Although the Bank had power over the Fund, the Fund was not consolidated by the Bank prior to its discontinuation as the Bank did not absorb a significant proportion of variable returns. The variability related primarily to the credit risk of the underlying mortgages which are government guaranteed.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the "CaTS Entities"); and (2) TD Covered Bond Guarantor Limited Partnership and TD Covered Bond (Legislative) Guarantor Limited Partnership (together the "Covered Bond Entities").

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank, but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate. Refer to Note 20 for further details.

The Bank issues, or has issued, debt under its covered bond programs where the principal and interest payments of the notes are guaranteed by a covered bond entity, with such guarantee secured by a portfolio of assets held by the entity. Investors in the Bank's covered bonds may have recourse to the Bank should the assets of the covered bond entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entities as it has power over the key economic activities and retains all the variable returns in these entities.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 9, and is not disclosed in the table accompanying this Note.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank's Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of these entities.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending, and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities' counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third party-sponsored structured entities are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

Arm's-length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's-length services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 45

INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES

Securitizations

The Bank securitizes consumer instalment, and other personal loans through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual arrangements to provide financial support to consolidated securitization conduits. The Bank's interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank's investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.

Other Structured Consolidated Structured Entities

Depending on the specific facts and circumstances of the Bank's involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles, or third party-sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

The following table presents information related to the Bank's unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in TD-sponsored multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third party funds and trusts, as well as holdings in TD-sponsored asset management funds and trusts. Amounts in Other are predominantly related to investments in community-based U.S. tax-advantage entities described in Note 12 as well as commitments to certain U.S. municipal funds. These holdings do not result in the consolidation of these entities as TD does not have power over these entities.

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities[1]
(millions of Canadian dollars)							As at
			October 31, 2016				October 31, 2015
		Investment				Investment
		funds and				funds and
	Securitizations	trusts	Other	Total	Securitizations	trusts	Other	Total
FINANCIAL ASSETS
Trading loans, securities,
and other	$5,793	$642	$–	$6,435	$6,148	$1,123	$–	$7,271
Derivatives[2]	–	30	–	30	–	156	–	156
Financial assets designated at
fair value through profit or loss	16	172	26	214	12	108	39	159
Available-for-sale securities	42,083	509	95	42,687	42,415	388	122	42,925
Held-to-maturity securities	48,575	–	–	48,575	43,820	–	–	43,820
Loans	2,891	–	–	2,891	3,081	–	–	3,081
Other	9	–	2,903	2,912	7	–	2,717	2,724
Total assets	99,367	1,353	3,024	103,744	95,483	1,775	2,878	100,136

FINANCIAL LIABILITIES
Derivatives[2]	–	346	–	346	–	195	–	195
Obligations related to securities
sold short	3,002	265	–	3,267	3,023	232	–	3,255
Total liabilities	3,002	611	–	3,613	3,023	427	–	3,450

Off-balance sheet exposure[3]	16,274	131	3,776	20,181	11,869	353	1,832	14,054
Maximum exposure to loss from
involvement with unconsolidated
structured entities	112,639	873	6,800	120,312	104,329	1,701	4,710	110,740

Size of sponsored unconsolidated
structured entities[4]	$14,215	$1,005	$1,750	$16,970	$10,404	$252	$1,750	$12,406
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity's cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.
3	For the purposes of this disclosure, off balance-sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.
4	The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period

Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity's priority of payment and would also be backed by collateral, limiting the Bank's exposure to loss from these entities. The Bank's non-interest income received from its involvement with these asset management entities was $1.7 billion (October 31, 2015 − $1.6 billion) for the year ended October 31, 2016. The total AUM in these entities as at October 31, 2016, was $191.6 billion (October 31, 2015 − $178.9 billion). Any assets transferred by the Bank during the period are co-mingled with assets obtained from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual arrangements to provide financial support to unconsolidated structured entities.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 46

NOTE 11: DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards, and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank's foreign currency assets are greater or less than the liabilities in that currency; they create foreign currency open positions.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy, or changes in specified credit ratings or credit index. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 47

Fair Value of Derivatives – Held or Issued for Trading Purposes
(millions of Canadian dollars)			October 31, 2016		October 31, 2015
	Average fair value		Fair value as at		Fair value as at
	for the year[1]		balance sheet date		balance sheet date
	Positive	Negative	Positive	Negative	Positive	Negative
Interest rate contracts
Futures	$–	$12	$1	$–	$–	$32
Forward rate agreements	101	44	122	49	3	26
Swaps	26,086	22,225	24,069	20,232	23,520	19,983
Options written	–	466	–	414	–	495
Options purchased	516	–	452	–	609	–
Total interest rate contracts	26,703	22,747	24,644	20,695	24,132	20,536
Foreign exchange contracts
Futures	–	–	–	–	–	–
Forward contracts	13,511	14,296	16,087	16,743	8,783	9,724
Swaps	–	–	–	–	–	–
Cross-currency interest rate swaps	20,046	19,883	17,470	18,613	19,630	18,224
Options written	–	476	–	568	–	427
Options purchased	477	–	542	–	404	–
Total foreign exchange contracts	34,034	34,655	34,099	35,924	28,817	28,375
Credit derivatives
Credit default swaps – protection purchased	12	66	–	101	9	55
Credit default swaps – protection sold	11	11	–	2	11	8
Total credit derivative contracts	23	77	–	103	20	63
Other contracts
Equity contracts	816	1,340	798	1,413	890	1,317
Commodity contracts	748	852	873	663	726	954
Total other contracts	1,564	2,192	1,671	2,076	1,616	2,271
Fair value – trading	$62,324	$59,671	$60,414	$58,798	$54,585	$51,245
1	The average fair value of trading derivatives over a 12-month period had a positive fair value and a negative fair value of $56.6 billion and $55.4 billion, respectively, for the year ended October 31, 2015.

Fair Value of Derivatives – Held or Issued for Non-Trading Purposes
(millions of Canadian dollars)	October 31, 2016		October 31, 2015
	Fair value as at		Fair value as at
	balance sheet date		balance sheet date
	Positive	Negative	Positive	Negative
Interest rate contracts
Forward rate agreements	$1	$–	$–	$–
Swaps	2,676	1,492	3,806	2,543
Options written	–	3	–	2
Options purchased	47	–	32	–
Total interest rate contracts	2,724	1,495	3,838	2,545
Foreign exchange contracts
Forward contracts	1,870	393	3,408	455
Swaps	–	–	–	–
Cross-currency interest rate swaps	5,912	3,239	6,518	1,788
Total foreign exchange contracts	7,782	3,632	9,926	2,243
Credit derivatives
Credit default swaps – protection purchased	–	154	43	227
Total credit derivative contracts	–	154	43	227
Other contracts
Equity contracts	1,322	1,346	1,046	958
Total other contracts	1,322	1,346	1,046	958
Fair value – non-trading	$11,828	$6,627	$14,853	$5,973
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 48

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)									As at
									October 31, 2016
	Derivative Assets								Derivative Liabilities
	Derivatives in					Derivatives in
	qualifying			Derivatives		qualifying			Derivatives
	hedging			not in		hedging			not in
	relationships			qualifying		relationships			qualifying
	Fair	Cash	Net	hedging		Fair	Cash	Net	hedging
	value	flow	investment	relationships	Total	value	flow[1]	investment	relationships	Total
Derivatives held or issued for
non-trading purposes
Interest rate contracts	$495	$529	$–	$1,700	$2,724	$869	$(170)	$48	$748	$1,495
Foreign exchange contracts	–	7,676	66	40	7,782	–	2,847	643	142	3,632
Credit derivatives	–	–	–	–	–	–	–	–	154	154
Other contracts	–	525	–	797	1,322	–	5	–	1,341	1,346
Fair value – non-trading	$495	$8,730	$66	$2,537	$11,828	$869	$2,682	$691	$2,385	$6,627

									October 31, 2015
Derivatives held or issued for
non-trading purposes
Interest rate contracts	$448	$596	$–	$2,794	$3,838	$837	$403	$51	$1,254	$2,545
Foreign exchange contracts	–	9,881	13	32	9,926	–	1,650	537	56	2,243
Credit derivatives	–	–	–	43	43	–	–	–	227	227
Other contracts	–	410	–	636	1,046	–	–	–	958	958
Fair value – non-trading	$448	$10,887	$13	$3,505	$14,853	$837	$2,053	$588	$2,495	$5,973
1	These derivatives assets qualify to be offset with certain derivative liabilities on the Consolidated Balance Sheet. Refer to Note 6 for further details.

The following table discloses the impact of derivatives and non-derivative instruments designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in OCI for the years ended October 31.

Results of Hedge Activities Recorded in Net Income and Other Comprehensive Income
(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Fair value hedges
Gains (losses) recognized in income on derivatives[1,2]	$23	$(773)	$(142)
Gains (losses) recognized in income on hedged items attributable to the hedged risk[2]	(4)	776	113
Hedge ineffectiveness[2]	19	3	(29)
Cash flow hedges
Gains (losses) recognized in OCI on derivatives[3]	1,448	7,725	3,849
Gains (losses) reclassified from OCI into income[4]	1,285	7,047	4,494
Hedge ineffectiveness[2]	(11)	(4)	1
Net investment hedges
Gains (losses) recognized in OCI on derivatives[1,3]	36	(3,732)	(1,878)
Gains (losses) reclassified from OCI into income hedges[4]	–	–	17
Hedge ineffectiveness[2]	–	–	–
1	Includes non-derivative financial instruments such as foreign currency deposit liabilities. The fair value attributable to the foreign exchange risk of these non-derivative financial instruments was $21 billion as at October 31, 2016 (October 31, 2015 – $22 billion).
2	Amounts are recorded in non-interest income.
3	OCI is presented on a pre-tax basis.
4	Amounts are recorded in net interest income or non-interest income, as applicable.

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31.

Hedged Cash Flows
(millions of Canadian dollars)						As at
					October 31, 2016
	Within	Over 1 year	Over 3 years	Over 5 years	Over 10
	1 year	to 3 years	to 5 years	to 10 years	years	Total
Cash flow hedges
Cash inflows	$20,119	$19,364	$7,514	$1,988	$168	$49,153
Cash outflows	(10,311)	(26,491)	(15,765)	(6,075)	–	(58,642)
Net cash flows	$9,808	$(7,127)	$(8,251)	$(4,087)	$168	$(9,489)

					October 31, 2015
Cash flow hedges
Cash inflows	$18,125	$19,630	$12,223	$3,061	$517	$53,556
Cash outflows	(10,055)	(23,030)	(14,754)	(8,994)	–	(56,833)
Net cash flows	$8,070	$(3,400)	$(2,531)	$(5,933)	$517	$(3,277)

Income related to interest cash flows is recognized using the EIRM over the life of the underlying instrument. Foreign currency translation gains and losses related to future cash flows on hedged items are recognized as incurred.

During the years ended October 31, 2016, and October 31, 2015, there were no significant instances where forecasted hedged transactions failed to occur.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 49

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships. These gains (losses) are partially offset by gains (losses) recorded on the Consolidated Statement of Income and on the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]
(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Interest rate contracts	$(147)	$(108)	$(66)
Foreign exchange contracts	7	(23)	13
Credit derivatives	(70)	(35)	(100)
Equity	2	2	10
Other contracts	–	–	–
Total	$(208)	$(164)	$(143)
1	Amounts are recorded in non-interest income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor indicative of the credit risk associated with derivative financial instruments.

The following table discloses the notional amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(millions of Canadian dollars)							As at
						October 31	October 31
						2016	2015
	Trading
	Over-the-Counter[1]
		Non
	Clearing	clearing	Exchange-		Non-
	house[2]	house	traded	Total	trading[3]	Total	Total
Notional
Interest rate contracts
Futures	$–	$–	$438,709	$438,709	$–	$438,709	$261,425
Forward rate agreements	388,754	118,517	–	507,271	214	507,485	372,891
Swaps	4,430,548	560,316	–	4,990,864	1,072,602	6,063,466	4,636,437
Options written	–	14,841	42,543	57,384	340	57,724	29,235
Options purchased	–	16,717	68,989	85,706	2,081	87,787	34,445
Total interest rate contracts	4,819,302	710,391	550,241	6,079,934	1,075,237	7,155,171	5,334,433
Foreign exchange contracts
Futures	–	–	7	7	–	7	37
Forward contracts	–	1,127,778	–	1,127,778	32,875	1,160,653	713,690
Swaps	–	–	–	–	–	–	–
Cross-currency interest rate swaps	–	556,542	–	556,542	89,241	645,783	548,953
Options written	–	32,097	–	32,097	–	32,097	23,973
Options purchased	–	32,683	–	32,683	–	32,683	23,286
Total foreign exchange contracts	–	1,749,100	7	1,749,107	122,116	1,871,223	1,309,939
Credit derivatives
Credit default swaps – protection purchased	4,039	1,541	–	5,580	3,853	9,433	8,333
Credit default swaps – protection sold	439	419	–	858	–	858	904
Total credit derivative contracts	4,478	1,960	–	6,438	3,853	10,291	9,237
Other contracts
Equity contracts	–	47,371	40,678	88,049	32,835	120,884	112,335
Commodity contracts	246	22,627	23,414	46,287	–	46,287	25,834
Total other contracts	246	69,998	64,092	134,336	32,835	167,171	138,169
Total	$4,824,026	$2,531,449	$614,340	$7,969,815	$1,234,041	$9,203,856	$6,791,778
1	Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high quality and liquid assets such as cash and high quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.
2	Derivatives executed through a central clearing house reduces settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central clearing house counterparties.
3	Includes $894 billion of over-the-counter derivatives that are transacted with clearing houses (October 31, 2015 – $912 billion) and $340 billion of over-the-counter derivatives that are transacted with non-clearing houses (October 31, 2015 – $374 billion) as at October 31, 2016. There were no exchange-traded derivatives both as at October 31, 2016 and October 31, 2015.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 50

The following table discloses the notional principal amount of over-the-counter derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(millions of Canadian dollars)					As at
				October 31	October 31
				2016	2015
	Remaining term to maturity
	Within	Over 1 year	Over
Notional Principal	1 year	to 5 years	5 years	Total	Total
Interest rate contracts
Futures	$383,979	$54,730	$–	$438,709	$261,425
Forward rate agreements	463,517	43,968	–	507,485	372,891
Swaps	2,199,711	2,941,286	922,469	6,063,466	4,636,437
Options written	48,875	6,456	2,393	57,724	29,235
Options purchased	79,371	5,568	2,848	87,787	34,445
Total interest rate contracts	3,175,453	3,052,008	927,710	7,155,171	5,334,433
Foreign exchange contracts
Futures	7	–	–	7	37
Forward contracts	1,106,174	53,191	1,288	1,160,653	713,690
Swaps	–	–	–	–	–
Cross-currency interest rate swaps	143,382	373,138	129,263	645,783	548,953
Options written	30,123	1,942	32	32,097	23,973
Options purchased	30,973	1,669	41	32,683	23,286
Total foreign exchange contracts	1,310,659	429,940	130,624	1,871,223	1,309,939
Credit derivatives
Credit default swaps – protection purchased	2,243	4,019	3,171	9,433	8,333
Credit default swaps – protection sold	180	510	168	858	904
Total credit derivative contracts	2,423	4,529	3,339	10,291	9,237
Other contracts
Equity contracts	63,738	56,719	427	120,884	112,335
Commodity contracts	36,564	9,234	489	46,287	25,834
Total other contracts	100,302	65,953	916	167,171	138,169
Total	$4,588,837	$3,552,430	$1,062,589	$9,203,856	$6,791,778

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's risk management group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Capital Markets Risk Management area within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the following table. Also shown in this table, is the current replacement cost, which is the positive fair value of all outstanding derivatives. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 51

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2016			October 31, 2015
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost	amount	amount	cost	amount	amount
Interest rate contracts
Forward rate agreements	$132	$256	$64	$26	$67	$21
Swaps	21,542	26,041	11,577	21,908	26,915	13,869
Options purchased	495	569	278	638	727	359
Total interest rate contracts	22,169	26,866	11,919	22,572	27,709	14,249
Foreign exchange contracts
Forward contracts	17,756	32,874	5,652	11,976	20,750	4,866
Cross-currency interest rate swaps	23,382	40,645	9,315	26,148	52,070	16,645
Options purchased	542	954	198	404	688	166
Total foreign exchange contracts	41,680	74,473	15,165	38,528	73,508	21,677
Other contracts
Credit derivatives	3	291	109	17	287	118
Equity contracts	1,285	4,963	1,087	1,079	4,185	954
Commodity contracts	777	1,925	516	582	1,431	365
Total other contracts	2,065	7,179	1,712	1,678	5,903	1,437
Total derivatives	65,914	108,518	28,796	62,778	107,120	37,363
Less: impact of master netting agreements	45,646	63,176	19,856	39,962	58,659	24,957
Total derivatives after netting	20,268	45,342	8,940	22,816	48,461	12,406
Less: impact of collateral	8,533	8,881	2,146	11,820	12,173	3,649
Net derivatives	11,735	36,461	6,794	10,996	36,288	8,757
Qualifying Central Counterparty (QCCP) Contracts	2,106	15,917	3,234	1,937	14,735	2,070
Total	$13,841	$52,378	$10,028	$12,933	$51,023	$10,827

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)							As at
	Canada[1]		United States[1]		Other international[1]		Total
	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
By sector	2016	2015	2016	2015	2016	2015	2016	2015
Financial	$38,574	$35,352	$4,374	$4,373	$6,420	$6,405	$49,368	$46,130
Government	9,198	9,107	80	38	2,193	2,830	11,471	11,975
Other	2,336	2,111	1,128	837	1,611	1,725	5,075	4,673
Current replacement cost	$50,108	$46,570	$5,582	$5,248	$10,224	$10,960	$65,914	$62,778
Less: impact of master netting
agreements and collateral							54,179	51,782
Total current replacement cost							$11,735	$10,996

							October 31	October 31
					October 31	October 31	2016	2015
By location of risk[2]					2016	2015	% mix	% mix
Canada					$4,913	$4,268	41.9%	38.8%
United States					4,009	4,379	34.2	39.8
Other international
United Kingdom					903	256	7.7	2.3
Europe – other					1,002	1,496	8.5	13.6
Other					908	597	7.7	5.5
Total Other international					2,813	2,349	23.9	21.4
Total current replacement cost					$11,735	$10,996	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2016, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $233 million (October 31, 2015 – $97 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings; and (2) funding totalling nil (October 31, 2015 – nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 52

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2016, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $15 billion (October 31, 2015 – $14 billion). The Bank has posted $18 billion (October 31, 2015 – $16 billion) of collateral for this exposure in the normal course of business. As at October 31, 2016, the impact of a one-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $111 million (October 31, 2015 – $194 million) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's senior debt ratings would require the Bank to post an additional $123 million (October 31, 2015 – $228 million) of collateral to that posted in the normal course of business.

NOTE 12: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at October 31, 2016, the Bank's reported investment in TD Ameritrade was 42.38% (October 31, 2015 – 41.54%) of the outstanding shares of TD Ameritrade with a fair value of $10 billion (US$8 billion) (October 31, 2015 – $10 billion (US$8 billion)) based on the closing price of US$34.21 (October 31, 2015 – US$34.47) on the New York Stock Exchange.

During the year ended October 31, 2016, TD Ameritrade repurchased 12.0 million shares (for the year ended October 31, 2015 – 8.4 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the years ended October 31, 2016, and October 31, 2015, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

Pursuant to its pre-emptive rights and subject to any required regulatory approval, the Bank intends to purchase US$400 million in new common equity from TD Ameritrade in connection with TD Ameritrade's acquisition of Scottrade Financial Services, Inc. (Scottrade). As a result, the Bank's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%. Refer to the "Financial Results Overview – Significant Events in 2016" section of the MD&A for a discussion of the announced acquisition of Scottrade Bank.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	September 30	September 30
	2016	2015
Assets
Receivables from brokers, dealers, and clearing organizations	$1,596	$1,127
Receivables from clients, net	16,014	16,697
Other assets, net	21,038	16,661
Total assets	$38,648	$34,485
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,736	$3,539
Payable to clients	25,555	20,966
Other liabilities	3,583	3,570
Total liabilities	31,874	28,075
Stockholders' equity[2]	6,774	6,410
Total liabilities and stockholders' equity	$38,648	$34,485
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 53

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2016	2015	2014
Revenues
Net interest revenue	$789	$764	$629
Fee-based and other revenue	3,623	3,227	2,756
Total revenues	4,412	3,991	3,385
Operating expenses
Employee compensation and benefits	1,111	991	823
Other	1,553	1,370	1,168
Total operating expenses	2,664	2,361	1,991
Other expense (income)	70	45	17
Pre-tax income	1,678	1,585	1,377
Provision for income taxes	563	585	524
Net income[1]	$1,115	$1,000	$853
Earnings per share – basic (dollars)	$2.10	$1.84	$1.55
Earnings per share – diluted (dollars)	2.09	1.83	1.54
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

Except for TD Ameritrade as disclosed above, no associate or joint venture was individually material to the Bank as of October 31, 2016, or October 31, 2015. The carrying amount of the Bank's investment in individually immaterial associates and joint ventures during the period was $3.0 billion (October 31, 2015 – $2.8 billion).

Individually immaterial associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits and Historic Tax Credits.

NOTE 13: SIGNIFICANT ACQUISITIONS AND DISPOSALS

Acquisition of Nordstrom Inc.'s U.S. Credit Card Portfolio

On October 1, 2015, the Bank, through its subsidiary, TD Bank USA, National Association (TD Bank USA, N.A.), acquired substantially all of Nordstrom Inc.'s (Nordstrom) existing U.S. Visa and private label consumer credit card portfolio, with a gross outstanding balance of $2.9 billion (US$2.2 billion). In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank became the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers.

At the date of acquisition the Bank recorded the credit card receivables at their fair value of $2.9 billion. The transaction was treated as an asset acquisition and the pre-tax difference of $73 million on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in non-interest income. The gross amounts of revenue and credit losses have been recorded on the Consolidated Statement of Income in the U.S. Retail segment since that date. Nordstrom shares in a fixed percentage of the revenue and credit losses incurred. Nordstrom's share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Nordstrom are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC's existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the fair value of credit card receivables acquired was $3.2 billion and the fair value of an intangible asset for the purchased credit card relationships was $146 million.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in 2014.

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank's institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014. An additional pre-tax gain of $13 million was recorded in the Corporate segment subsequently, upon the settlement of price adjustment mechanisms.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 54

NOTE 14: GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of capital was approximately $11 billion and primarily related to treasury assets managed within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Key Assumptions

The recoverable amount of each CGU or group of CGUs has been determined based on its estimated fair value less costs to sell or its value-in-use. In assessing value-in-use, estimated future cash flows based on the Bank's internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank's internal forecast, which projects expected cash flows over the next five years. The pre-tax terminal multiple for the period after the Bank's internal forecast was derived from observable terminal multiples of comparable financial institutions and ranged from 11 times to 14 times.

In considering the sensitivity of the key assumptions discussed above, management determined that a reasonable change in any of the above would not result in the recoverable amount of any of the groups of CGUs to be less than its carrying amount.

During fiscal 2016, the Bank recorded impairment losses of $98.9 million on goodwill, which is reflected in the Canadian Retail segment, and certain intangibles relating to a business that has been experiencing continued losses. The impairment losses on intangibles are reported in the Corporate segment as other non-interest expenses.

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2014	$2,249	$11,834	$150	$14,233
Impairment losses[2]	–	–	–	–
Foreign currency translation adjustments and other	120	1,984	–	2,104
Carrying amount of goodwill as at October 31, 2015	2,369	13,818	150	16,337
Impairment losses[2]	(52)	–	–	(52)
Foreign currency translation adjustments and other	20	357	–	377
Carrying amount of goodwill as at October 31, 2016	$2,337	$14,175	$150	$16,662

Pre-tax discount rates
2015	9.1–12.4%	9.7–10.5%	12.4%
2016	9.1–10.7	9.9–10.5	12.4
1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at October 31, 2016, was $52 million (October 31, 2015 – nil).

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 55

OTHER INTANGIBLES

The following table presents details of other intangibles as at October 31.

Other Intangibles
(millions of Canadian dollars)
		Credit card	Internally
	Core deposit	related	generated	Other	Other
	intangibles	intangibles	software	software	intangibles	Total
Cost
As at November 1, 2014	$2,204	$738	$1,677	$227	$572	$5,418
Additions	–	–	394	74	6	474
Disposals	–	–	(31)	(3)	–	(34)
Fully amortized intangibles	–	–	(178)	(12)	–	(190)
Foreign currency translation adjustments
and other	353	20	76	15	82	546
As at October 31, 2015	2,557	758	1,938	301	660	6,214
Additions	–	–	598	64	9	671
Disposals	–	–	(42)	(7)	–	(49)
Fully amortized intangibles	–	–	(226)	(3)	–	(229)
Foreign currency translation adjustments
and other	66	4	(2)	32	6	106
As at October 31, 2016	$2,623	$762	$2,266	$387	$675	$6,713

Amortization and impairment
As at November 1, 2014	$1,598	$181	$530	$130	$299	$2,738
Disposals	–	–	(16)	(1)	–	(17)
Impairment losses	–	–	5	–	–	5
Amortization charge for the year	162	83	295	63	50	653
Fully amortized intangibles	–	–	(178)	(12)	–	(190)
Foreign currency translation adjustments
and other	264	6	47	7	30	354
As at October 31, 2015	2,024	270	683	187	379	3,543
Disposals	–	–	(37)	(6)	–	(43)
Impairment losses	–	–	36	3	22	61
Amortization charge for the year	147	85	333	82	44	691
Fully amortized intangibles	–	–	(226)	(3)	–	(229)
Foreign currency translation adjustments
and other	54	1	(3)	(2)	1	51
As at October 31, 2016	$2,225	$356	$786	$261	$446	$4,074

Net Book Value:
As at October 31, 2015	$533	$488	$1,255	$114	$281	$2,671
As at October 31, 2016	398	406	1,480	126	229	2,639

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 56

NOTE 15: LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank's land, buildings, equipment, and other depreciable assets as at October 31.

Land, Buildings, Equipment, and Other Depreciable Assets
(millions of Canadian dollars)				Furniture,
				fixtures,
				and other
			Computer	depreciable	Leasehold
	Land	Buildings	equipment	assets	improvements	Total
Cost
As at November 1, 2014	$909	$2,897	$874	$1,283	$1,561	$7,524
Additions	–	174	113	211	134	632
Disposals	(2)	(21)	(111)	(23)	(19)	(176)
Fully depreciated assets	–	(62)	(116)	(104)	(66)	(348)
Foreign currency translation adjustments and other	111	268	30	76	144	629
As at October 31, 2015	1,018	3,256	790	1,443	1,754	8,261
Additions	–	175	265	163	143	746
Disposals	–	(72)	(4)	(34)	(27)	(137)
Fully depreciated assets	–	(68)	(195)	(241)	(47)	(551)
Foreign currency translation adjustments and other	(6)	58	3	(11)	35	79
As at October 31, 2016	$1,012	$3,349	$859	$1,320	$1,858	$8,398

Accumulated depreciation and
impairment/losses
As at November 1, 2014	$–	$940	$409	$632	$613	$2,594
Depreciation charge for the year	–	134	183	137	134	588
Disposals	–	(18)	(73)	(22)	(19)	(132)
Impairment losses	–	–	–	–	–	–
Fully depreciated assets	–	(62)	(116)	(104)	(66)	(348)
Foreign currency translation adjustments and other	–	141	16	38	50	245
As at October 31, 2015	–	1,135	419	681	712	2,947
Depreciation charge for the year	–	148	172	154	147	621
Disposals	–	(42)	(4)	(32)	(27)	(105)
Impairment losses	–	–	2	–	6	8
Fully depreciated assets	–	(68)	(195)	(241)	(47)	(551)
Foreign currency translation adjustments and other	–	(26)	12	4	6	(4)
As at October 31, 2016	$–	$1,147	$406	$566	$797	$2,916

Net Book Value:
As at October 31, 2015	$1,018	$2,121	$371	$762	$1,042	$5,314
As at October 31, 2016	1,012	2,202	453	754	1,061	5,482

NOTE 16: OTHER ASSETS

Other Assets
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Accounts receivable and other items	$8,092	$7,810
Accrued interest	1,634	1,563
Cheques and other items in transit	–	216
Current income tax receivable	389	1,245
Defined benefit asset	11	104
Insurance-related assets, excluding investments	1,758	1,441
Prepaid expenses	906	869
Total	$12,790	$13,248

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 57

NOTE 17: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2016, was $231 billion (October 31, 2015 – $213 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							October 31	October 31
	By Type			By Country			2016	2015
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$14,531	$374,521	$50,180	$203,608	$234,380	$1,244	$439,232	$395,818
Banks[1]	8,025	43	9,133	12,745	472	3,984	17,201	17,080
Business and government[2]	73,011	116,634	127,582	221,300	93,916	2,011	317,227	282,678
Designated at fair value
through profit or loss[3]	–	–	176	176	–	–	176	1,402
Trading[1]	–	–	79,786	7,229	44,045	28,512	79,786	74,759
Total	$95,567	$491,198	$266,857	$445,058	$372,813	$35,751	$853,622	$771,737
Non-interest-bearing deposits
included above
In domestic offices[4]							$35,401	$27,661
In foreign offices							53,089	47,485
Interest-bearing deposits
included above
In domestic offices[4]							409,657	369,622
In foreign offices							355,456	326,885
U.S. federal funds deposited[1]							19	84
Total[2,5]							$853,622	$771,737
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at October 31, 2016, includes $29 billion in Deposits on the Consolidated Balance Sheet relating to covered bondholders (October 31, 2015 – $24 billion) and $2 billion (October 31, 2015 – $2 billion) due to TD Capital Trust IV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.
4	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
5	As at October 31, 2016, includes deposits of $474 billion (October 31, 2015 – $438 billion) denominated in U.S. dollars and $48 billion (October 31, 2015 – $36 billion) denominated in other foreign currencies.

Term Deposits
(millions of Canadian dollars)							As at
							October 31	October 31
							2016	2015
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$28,897	$9,236	$6,379	$2,730	$2,806	$132	$50,180	$50,415
Banks	9,115	3	3	–	–	12	9,133	10,078
Business and government	48,211	19,927	13,854	12,687	20,411	12,492	127,582	114,227
Designated at fair value through profit
or loss[1]	176	–	–	–	–	–	176	1,402
Trading	76,677	1,103	354	390	482	780	79,786	74,759
Total	$163,076	$30,269	$20,590	$15,807	$23,699	$13,416	$266,857	$250,881
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				October 31	October 31
				2016	2015
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$9,870	$7,794	$11,233	$28,897	$28,539
Banks	8,797	231	87	9,115	10,058
Business and government	29,961	8,064	10,186	48,211	52,800
Designated at fair value through profit or loss[1]	102	12	62	176	1,226
Trading	27,606	23,930	25,141	76,677	72,408
Total	$76,336	$40,031	$46,709	$163,076	$165,031
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 58

NOTE 18: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)		As at
October 31		October 31
	2016	2015
Accounts payable, accrued expenses, and other items	$4,401	$3,901
Accrued interest	960	882
Accrued salaries and employee benefits	2,829	2,601
Cheques and other items in transit	1,598	–
Current income tax payable	58	69
Deferred tax liabilities	345	323
Defined benefit liability	3,011	1,947
Liabilities related to structured entities	5,469	3,400
Provisions	1,025	1,100
Total	$19,696	$14,223

NOTE 19: SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)					As at
			Earliest par
	Interest	Reset	redemption	October 31	October 31
Maturity date	rate (%)	spread (%)	date	2016	2015
November 2, 2020[1]	3.367 [2]	1.250 [2]	November 2, 2015	$–	$998
September 20, 2022[3]	4.644 [2]	1.000 [2]	September 20, 2017	260	267
July 9, 2023	5.828 [2]	2.550 [2]	July 9, 2018	650	650
May 26, 2025	9.150	n/a [4]	–	200	199
June 24, 2025[5]	2.692 [2]	1.210 [2]	June 24, 2020	1,517	1,489
September 30, 2025[5]	2.982 [2]	1.830 [2]	September 30, 2020	1,004	1,000
March 4, 2031[5]	4.859 [2]	3.490 [2]	March 4, 2026	1,242	–
September 15, 2031[5]	3.625 [6]	2.205 [6]	September 15, 2026	1,968	–
December 14, 2105	4.779 [7]	1.740 [7]	December 14, 2016[8]	2,250	2,235
December 18, 2106	5.763 [7]	1.990 [7]	December 18, 2017	1,800	1,799
Total				$10,891	$8,637
1	On November 2, 2015 ("Redemption Date"), the Bank redeemed all of its outstanding $1 billion 3.367% subordinated debentures due November 2, 2020, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.
2	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 3-month Bankers' Acceptance rate plus the reset spread noted.
3	Obligation of a subsidiary.
4	Not applicable.
5	Non-viability contingent capital (NVCC). The subordinated notes and debentures qualify as regulatory capital under OSFI's Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective prospectus supplements, assuming there are no declared and unpaid interest on the respective subordinated notes, as applicable, would be 450 million for the 2.692% subordinated debentures due June 24, 2025, 300 million for the 2.982% subordinated debentures due September 30, 2025, 375 million for the 4.859% subordinated debentures due March 4, 2031 and assuming a Canadian to U.S. dollar exchange rate of 1.00, 450 million for the 3.625% subordinated debentures due September 15, 2031.
6	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 5-year Mid-Swap Rate plus the reset spread noted.
7	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset every 5 years at a rate of 5-year Government of Canada yield plus the reset spread noted.
8	On October 27, 2016, the Bank announced its intention to exercise its right to redeem on December 14, 2016 (the "Redemption Date"), all of its outstanding $2.25 billion 4.779% subordinated debentures due December 14, 2105, at a redemption price of 100 per cent of the principal amount. Interest on the debentures will cease to accrue on and after the Redemption Date.

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank's subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Within 1 year	$2,250	$998
Over 1 year to 3 years	–	–
Over 3 years to 4 years	–	–
Over 4 years to 5 years	–	–
Over 5 years	8,641	7,639
Total	$10,891	$8,637
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 59

NOTE 20: CAPITAL TRUST SECURITIES

The Bank issued innovative capital securities through two structured entities: TD Capital Trust III (Trust III) and TD Capital Trust IV (Trust IV).

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, Trust III, a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into 40 non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events. TD CaTS III are reported on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries because the Bank consolidates Trust III.

TD CAPITAL TRUST IV NOTES – SERIES 1 TO 3

On January 26, 2009, Trust IV issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV − 1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV − 2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV − 3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in bank deposit notes. Each TD CaTS IV − 1 and TD CaTS IV − 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV − 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. The Bank does not consolidate Trust IV because it does not absorb significant returns of Trust IV as it is ultimately exposed only to its own credit risk. Therefore, TD CaTS IV Notes are not reported on the Bank's Consolidated Balance Sheet but the deposit notes issued to Trust IV are reported in Deposits on the Consolidated Balance Sheet. Refer to Notes 10 and 17 for further details.

TD announced on February 7, 2011, that, based on OSFI's February 4, 2011 Advisory which outlined OSFI's expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of October 31, 2016, there was $450 million (October 31, 2015 – $450 million) in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding.

Capital Trust Securities
(millions of Canadian dollars, except as noted)						As at
				Redemption
				date
	Thousands	Distribution/Interest	Annual	At the option	October 31	October 31
	of units	payment dates	yield	of the issuer	2016	2015
Included in Non-controlling interests in subsidiaries
on the Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013[2]	$989	$964

TD CaTS IV Notes issued by Trust IV
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[3]	June 30, 2014[4]	550	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[5]	June 30, 2014[4]	450	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[6]	Dec. 31, 2014[4]	750	750
	1,750				$1,750	$1,750
1	From and including September 17, 2008, to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers' Acceptance rate plus 4.30%.
2	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole, without the consent of the holders.
3	From and including January 26, 2009, to but excluding June 30, 2019. Starting on June 30, 2019, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 10.125%.
4	On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV – 1, TD CaTS IV – 2 or TD CaTS IV – 3, respectively, in whole or in part, without the consent of the holders. Due to the phase-out of non-qualifying instruments under OSFI's CAR guideline, the Bank expects to exercise a regulatory event redemption right in 2022 in respect of the TD CaTS IV – 2 outstanding at that time.
5	From and including January 26, 2009, to but excluding June 30, 2039. Starting on June 30, 2039, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 9.735%.
6	From and including September 15, 2009, to but excluding June 30, 2021. Starting on June 30, 2021, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 4.0%.

NOTE 21: EQUITY

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Non-cumulative preferential dividends are payable quarterly, as and when declared by the Board of Directors of the Bank. Preferred shares issued after January 1, 2013, include NVCC Provisions, necessary for the preferred shares to qualify as regulatory capital under OSFI's CAR guideline. NVCC Provisions require the conversion of the preferred shares into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 60

The following table summarizes the shares issued and outstanding and treasury shares held as at October 31.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	October 31, 2016		October 31, 2015
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,856.2	$20,294	1,846.2	$19,811
Proceeds from shares issued on exercise of stock options	4.9	186	3.3	128
Shares issued as a result of dividend reinvestment plan	6.0	335	6.7	355
Purchase of shares for cancellation	(9.5)	(104)	–	–
Balance as at end of year – common shares	1,857.6	$20,711	1,856.2	$20,294
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1]	28.0	700	–	–
Series 14[1]	40.0	1,000	–	–
Balance as at end of year – preferred shares	176.0	$4,400	108.0	$2,700
Treasury shares – common[2,3]
Balance as at beginning of year	1.1	$(49)	1.6	$(54)
Purchase of shares	104.9	(5,769)	98.2	(5,269)
Sale of shares	(105.6)	5,787	(98.7)	5,274
Balance as at end of year – treasury shares – common	0.4	$(31)	1.1	$(49)
Treasury shares – preferred[2,3]
Balance as at beginning of year	0.1	$(3)	–	$(1)
Purchase of shares	5.1	(115)	9.9	(244)
Sale of shares	(5.0)	113	(9.8)	242
Balance as at end of year – treasury shares – preferred	0.2	$(5)	0.1	$(3)
1	NVCC Series 1, 3, 5, 7, 9, 11, 12, and 14 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, and 200 million, respectively.
2	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.
3	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

Preferred Shares Terms and Conditions
		Annual	Reset	Next redemption/	Convertible
	Issue date	yield (%)[1]	spread (%)[1]	conversion date[1]	into[1]
Fixed Rate Preferred Shares
Series 11[2]	July 21, 2015	4.9	n/a	October 31, 2020[3]	n/a
Rate Reset Preferred Shares[4]
Series S	June 11, 2008	3.371	1.60	July 31, 2018	Series T
Series Y	July 16, 2008	3.5595	1.68	October 31, 2018	Series Z
Series 1[2]	June 4, 2014	3.9	2.24	October 31, 2019	Series 2
Series 3[2]	July 31, 2014	3.8	2.27	July 31, 2019	Series 4
Series 5[2]	December 16, 2014	3.75	2.25	January 31, 2020	Series 6
Series 7[2]	March 10, 2015	3.6	2.79	July 31, 2020	Series 8
Series 9[2]	April 24, 2015	3.7	2.87	October 31, 2020	Series 10
Series 12[2]	January 14, 2016	5.5	4.66	April 30, 2021	Series 13
Series 14[2]	September 8, 2016	4.85	4.12	October 31, 2021	Series 15
Floating Rate Preferred Shares[4,5]
Series T	July 31, 2013	n/a	1.60	July 31, 2018	Series S
Series Z	October 31, 2013	n/a	1.68	October 31, 2018	Series Y
1	Non-cumulative preferred dividends for each Series are payable quarterly, as and when declared by the Board of Directors. The dividend rate of the Rate Reset Preferred Shares will reset on the next redemption/conversion date and every five years thereafter to equal the then five-year Government of Canada bond yield plus the reset spread noted. Rate Reset Preferred Shares are convertible to the corresponding Series of Floating Rate Preferred Shares, and vice versa. If converted into a Series of Floating Rate Preferred Shares, the dividend rate for the quarterly period will be equal to the then 90-day Government of Canada Treasury bill yield plus the reset spread noted.
2	Non-viability contingent capital.
3	Subject to regulatory consent, redeemable on or after October 31, 2020, at a redemption price of $26.00, and thereafter, at a declining redemption price.
4	Subject to regulatory consent, redeemable on the redemption date noted and every five years thereafter, at $25 per share. Convertible on the conversion date noted and every five years thereafter if not redeemed. If converted, the holders have the option to convert back to the original Series of preferred shares every five years.
5	Subject to a redemption price of $25.50 per share if redeemed prior to July 31, 2018, for Series T and October 31, 2018, for Series Z.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 61

NORMAL COURSE ISSUER BID

On December 9, 2015, the Bank announced that the Toronto Stock Exchange and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the year ended October 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, 6.0 million common shares at a discount of 0% were issued from the Bank's treasury (2015 – 6.7 million common shares at a discount of 0%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NON-CONTROLLING INTERESTS IN SUBSIDIARIES
The following are included in non-controlling interests in subsidiaries of the Bank.

(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
REIT preferred stock, Series A	$661	$646
TD Capital Trust III Securities – Series 2008[1]	989	964
Total	$1,650	$1,610
1	Refer to Note 20 for a description of the TD Capital Trust III securities.

REIT Preferred Stock, Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank, N.A., issued 500,000 shares of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378% until October 17, 2017, and at a per annum rate of three-month LIBOR plus 1.1725% payable quarterly thereafter. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 plus a make-whole amount at any time after October 15, 2012, and prior to October 15, 2017, and at a price of US$1,000 per Series A share on October 15, 2017, and every five years thereafter. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of preferred stock of TD Bank, N.A. on the occurrence of certain events.

NOTE 22: TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain securities and loans held within a trading portfolio that are designated at fair value through profit or loss, trading loans and trading deposits, are measured at fair value, with gains and losses recognized on the Consolidated Statement of Income.

Trading-related income comprises Net interest income, Trading income (losses), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio, all recorded on the Consolidated Statement of Income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on financial instruments designated at fair value through profit or loss are included in Non-interest income on the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately on the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income
(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Net interest income (loss)	$934	$1,380	$1,337
Trading income (loss)	395	(223)	(349)
Financial instruments designated at fair value through profit or loss[1]	6	(5)	(9)
Total	1,335	1,152	979
By product
Interest rate and credit portfolios	742	636	601
Foreign exchange portfolios	622	467	385
Equity and other portfolios	(35)	54	2
Financial instruments designated at fair value through profit or loss[1]	6	(5)	(9)
Total	$1,335	$1,152	$979
1	Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 62

NOTE 23: INSURANCE

INSURANCE REVENUE AND EXPENSES

Insurance revenue is presented on the Consolidated Statement of Income under insurance revenue and claims-related expenses including the impact of reinsurance.

Insurance Revenue and Insurance Claims and Related Expenses[1]
(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Insurance Revenue
Earned Premiums
Gross	$4,226	$4,186	$4,389
Reinsurance ceded	933	891	856
Net earned premiums	3,293	3,295	3,533
Fee income and other revenue[2]	503	463	350
Insurance Revenue	3,796	3,758	3,883
Insurance Claims and Related Expenses
Gross	3,086	2,734	3,041
Reinsurance ceded	624	234	208
Insurance Claims and Related Expenses	$2,462	$2,500	$2,833
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
2	Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2016 were $142 million (2015 – $177 million; 2014 – $182 million).

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE

For property and casualty insurance, the recognized liabilities are comprised of a provision for unpaid claims (refer to the following section (a)) and unearned premiums (refer to the following section (b)).

(a) Movement in Provision for Unpaid Claims

The following table presents movements in the property and casualty insurance net provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)		October 31, 2016			October 31, 2015
		Reinsurance/			Reinsurance/
		Other			Other
	Gross	recoverable	Net	Gross	recoverable	Net
Balance as at beginning of year	$4,757	$138	$4,619	$4,371	$148	$4,223
Claims costs for current accident year	2,804	366	2,438	2,415	6	2,409
Prior accident years claims development
(favourable) unfavourable	(264)	(16)	(248)	(163)	11	(174)
Increase (decrease) due to changes in
assumptions:
Discount rate	(4)	(3)	(1)	18	–	18
Provision for adverse deviation	30	6	24	41	–	41
Claims and related expenses	2,566	353	2,213	2,311	17	2,294
Claims paid during the year for:
Current accident year	(1,189)	(135)	(1,054)	(1,003)	–	(1,003)
Prior accident years	(960)	(8)	(952)	(929)	(34)	(895)
	(2,149)	(143)	(2,006)	(1,932)	(34)	(1,898)
Increase (decrease) in other recoverables	40	40	–	7	7	–
Balance as at end of year	$5,214	$388	$4,826	$4,757	$138	$4,619

(b) Movement in Provision for Unearned Premiums

The following table presents movements in the property and casualty insurance unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)		October 31, 2016			October 31, 2015
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$1,590	$–	$1,590	$1,559	$–	$1,559
Written premiums	3,039	105	2,934	3,074	87	2,987
Earned premiums	(3,054)	(105)	(2,949)	(3,043)	(87)	(2,956)
Balance as at end of year	$1,575	$–	$1,575	$1,590	$–	$1,590

(c) Other Movements in Insurance Liabilities

Other movements of $85 million in insurance liabilities (nil as at October 31, 2015) consist of changes in life and health insurance policy benefit liabilities and other insurance payables that were caused primarily by the aging of in-force business and changes in actuarial assumptions.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 63

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative incurred claims for the nine most recent accident years, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)								Accident Year
	2008
	and prior	2009	2010	2011	2012	2013	2014	2015	2016	Total
Net ultimate claims cost at end of
accident year	$3,335	$1,598	$1,742	$1,724	$1,830	$2,245	$2,465	$2,409	$2,438
Revised estimates
One year later	3,366	1,627	1,764	1,728	1,930	2,227	2,334	2,367	–
Two years later	3,359	1,663	1,851	1,823	1,922	2,191	2,280	–	–
Three years later	3,423	1,720	1,921	1,779	1,884	2,158	–	–	–
Four years later	3,527	1,763	1,926	1,768	1,860	–	–	–	–
Five years later	3,631	1,753	1,931	1,739	–	–	–	–	–
Six years later	3,612	1,756	1,904	–	–	–	–	–	–
Seven years later	3,646	1,740	–	–	–	–	–	–	–
Eight years later	3,623	–	–	–	–	–	–	–	–
Current estimates of cumulative claims	3,623	1,740	1,904	1,739	1,860	2,158	2,280	2,367	2,438
Cumulative payments to date	(3,425)	(1,660)	(1,766)	(1,556)	(1,516)	(1,617)	(1,523)	(1,353)	(1,054)
Net undiscounted provision for unpaid
claims	198	80	138	183	344	541	757	1,014	1,384	$4,639
Effect of discounting										(250)
Provision for adverse deviation										437
Net provision for unpaid claims										$4,826

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as when actuarial liabilities are determined. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the margin for adverse deviation, reinsurance, trends in claims severity and frequency, and other external drivers.

Qualitative and other unforeseen factors could negatively impact the Bank's ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The following table outlines the sensitivity of the Bank's property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)				As at
	October 31, 2016		October 31, 2015
	Impact on net		Impact on net
	income (loss)		income (loss)
	before	Impact on	before	Impact on
	income taxes	equity	income taxes	equity
Impact of an absolute change of 1% in key assumptions
Discount rate assumption used
Increase in assumption	$135	$98	$127	$94
Decrease in assumption	(145)	(106)	(136)	(100)
Margin for adverse deviation assumption used
Increase in assumption	(47)	(35)	(45)	(33)
Decrease in assumption	47	35	45	33

Impact of an absolute change of 5% in key assumptions
Frequency of claims
Increase in assumption	(32)	(23)	(32)	(24)
Decrease in assumption	32	23	32	24
Severity of claims
Increase in assumption	(240)	(175)	(219)	(161)
Decrease in assumption	240	175	219	161

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 64

For life and health insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the Appointed Actuary. The processes used to determine critical assumptions are as follows:

•	Mortality, morbidity and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank's Consolidated Financial Statements.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposures to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, by type of risk, is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2016, for the property and casualty insurance business, 67.3% of net written premiums were derived from automobile policies (October 31, 2015 – 68.9%) followed by residential with 32.2% (October 31, 2015 – 30.6%). The distribution by provinces show that business is mostly concentrated in Ontario with 57.6% of net written premiums (October 31, 2015 – 59.0%). The Western provinces represented 28.6% (October 31, 2015 – 28.8%), followed by the Atlantic provinces with 7.8% (October 31, 2015 – 6.3%), and Québec at 6.0% (October 31, 2015 – 5.9%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 24: SHARE-BASED COMPENSATION

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 21.7 million common shares have been reserved for future issuance (October 31, 2015 – 23.6 million). The outstanding options expire on various dates to December 9, 2025. The following table summarizes the Bank's stock option activity and related information, adjusted to reflect the impact of the stock dividend on a retrospective basis, for the years ended October 31.

Stock Option Activity
(millions of shares and Canadian dollars)	2016		2015		2014
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	18.4	$40.65	19.4	$36.72	22.0	$33.89
Granted	2.5	53.15	2.6	52.46	2.6	47.59
Exercised	(4.9)	35.21	(3.3)	30.31	(5.0)	31.32
Forfeited/cancelled	(0.6)	48.29	(0.3)	44.25	(0.2)	39.60
Number outstanding, end of year	15.4	$44.18	18.4	$40.65	19.4	$36.72
Exercisable, end of year	5.5	$37.19	7.0	$35.90	7.1	$31.18

The weighted average share price for the options exercised in 2016 was $54.69 (2015 – $53.98; 2014 – $52.15).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2016.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	of shares	contractual	exercise	of shares	exercise
	outstanding	life (years)	price	exercisable	price
$32.99 – $36.63	2.5	3.7	35.35	2.5	35.35
$36.64 – $40.22	2.4	4.3	37.23	2.4	37.23
$40.54 – $44.61	2.9	6.0	40.55	–	–
$44.74 – $47.59	2.9	6.0	47.02	0.6	44.74
$52.46 – $53.15	4.7	8.5	52.80	–	–

For the year ended October 31, 2016, the Bank recognized compensation expense for stock option awards of $6.5 million (October 31, 2015 – $19.8 million; October 31, 2014 – $25.6 million). For the year ended October 31, 2016, 2.5 million (October 31, 2015 – 2.6 million; October 31, 2014 – 2.6 million) options were granted by the Bank at a weighted-average fair value of $4.93 per option (2015 – $9.06 per option; 2014 – $9.29 per option).

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 65

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	2016	2015	2014
Risk-free interest rate	1.00%	1.44%	1.90%
Expected option life (years)	6.3 years	6.3 years	6.2 years
Expected volatility[1]	15.82%	25.06%	27.09%
Expected dividend yield	3.45%	3.65%	3.66%
Exercise price/share price	$53.15	$52.46	$47.59
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank's total shareholder return relative to the average of a peer group of large financial institutions. The number of such share units outstanding under these plans as at October 31, 2016, was 26 million (2015 – 26 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award may be deferred, or in the case of non-employee directors, a portion of their annual compensation may be delivered as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2016, 6.2 million deferred share units were outstanding (October 31, 2015 – 6.5 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2016, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $467 million (2015 – $441 million; 2014 – $415 million). The compensation expense recognized before the effects of hedges was $720 million (2015 – $471 million; 2014 – $718 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $1.8 billion at October 31, 2016 (October 31, 2015 – $1.6 billion), and is reported in Other liabilities on the Consolidated Balance Sheet.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to Canadian employees. Employees can contribute any amount of their eligible earnings (net of source deductions), subject to an annual cap of 10% of salary to the Employee Ownership Plan. For participating employees below the level of Vice President, the Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2016, the Bank's contributions totalled $66 million (2015 – $67 million; 2014 – $65 million) and were expensed as salaries and employee benefits. As at October 31, 2016, an aggregate of 20 million common shares were held under the Employee Ownership Plan (October 31, 2015 – 20 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on the Bank's common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 25: EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the "Society") and the TD Pension Plan (Canada) (TDPP), are defined benefit plans for Canadian Bank employees. The Society was closed to new members on January 30, 2009, and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans, as applicable. In accordance with legislation, the Bank contributes amounts, as determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank's contributions to the principal pension plans during 2016 were $384 million (2015 – $357 million). The 2016 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2015, for both of the principal pension plans. The 2015 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2014, for the Society and the TDPP. The next valuation date for funding purposes is as at October 31, 2016, for both of the principal pension plans.

The Bank also provides certain post-retirement benefits, which are generally non-funded. Post-retirement benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 1.50% and 1.75%, respectively, over rolling ten-year periods. The investments of the Society and the TDPP are managed with the primary objective of providing reasonable and stable rates of return, consistent with available market opportunities, prudent portfolio management, and levels of risk commensurate with the return expectations and asset mix policy as set out by the risk budget of 7% and 14% surplus volatility, respectively. The investment policies for the principal pension plans exclude Pension Enhancement Account (PEA) assets which are invested at the member's discretion in certain mutual funds.

Public debt instruments of both the Society and the TDPP must meet or exceed a credit rating of BBB- at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating above BBB+ for the total public debt portfolio.

With respect to the Society's public debt portfolio, up to 15% of the total fund can be invested in a bond mandate subject to the following constraints: debt instruments rated BBB+ to BBB- must not exceed 25%; asset-backed securities must have a minimum credit rating of AAA and not exceed 25% of the mandate; debt instruments of non-government entities must not exceed 80%; debt instruments of non-Canadian government entities must not exceed 20%; debt instruments of a single non-government or non-Canadian government entity must not exceed 10%; and debt instruments issued by the Government of Canada, provinces of Canada, or municipalities must not exceed 100%, 75%, or 10%, respectively. Also with respect to the Society's public debt portfolio, up to 14% of the total fund can be invested in a bond mandate subject to the following constraints: debt instruments rated BBB+ to BBB- must not exceed 25%; asset-backed securities must have a minimum credit rating of AAA and not exceed 25% of the mandate; and there is a limitation of 10% for any one issuer. The remainder of the public debt portfolio is not permitted to invest in debt instruments of non-government entities.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 66

The TDPP is not permitted to invest in debt instruments of non-government entities.

The equity portfolios of both the Society and the TDPP are broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities are permitted to be included to further diversify the portfolio. A maximum of 10% of a total fund may be invested in emerging market equities.

For both the Society and the TDPP, derivatives can be utilized provided they are not used to create financial leverage, but rather for risk management purposes. Both the Society and the TDPP are also permitted to invest in other alternative investments, such as private equity, infrastructure equity and real estate.

The asset allocations by asset category for the principal pension plans (excluding PEA assets) are as follows:

Plan Asset Allocation
(millions of Canadian dollars except as noted)			Society[1]				TDPP[1]
	Acceptable	% of	Fair value		Acceptable	% of	Fair value
As at October 31, 2016	range	total	Quoted	Unquoted	range	total	Quoted	Unquoted
Debt	40-70%	62%	$–	$2,962	25-56%	43%	$–	$413
Equity	24-42	33	1,165	407	44-65	56	51	488
Alternative investments[1]	0-35	5	31	208	0-20	1	–	11
Other[2]	n/a	n/a	–	43	n/a	n/a	–	44
Total		100%	$1,196	$3,620		100%	$51	$956

As at October 31, 2015
Debt	58-76%	64%	$–	$2,852	44-56%	50%	$–	$369
Equity	24-42	30	1,015	346	44-56	50	–	374
Alternative investments[1]	0-10	6	37	227	n/a	n/a	n/a	n/a
Other[2]	n/a	n/a	–	74	n/a	n/a	–	33
Total		100%	$1,052	$3,499		100%	$–	$776

As at October 31, 2014
Debt	58-72%	60%	$–	$2,489	44-56%	50%	$–	$277
Equity	24-34.5	32	1,228	84	44-56	50	–	280
Cash equivalents	0-4	2	–	93	n/a	n/a	n/a	n/a
Alternative investments[1]	0-12.5	6	40	188	n/a	n/a	n/a	n/a
Other[2]	n/a	n/a	–	101	n/a	n/a	–	25
Total		100%	$1,268	$2,955		100%	$–	$582
1	The Society's alternative investments primarily include private equity funds, none of which is invested in the Bank and its affiliates. The principal pension plans also invest in investment vehicles which may hold shares or debt issued by the Bank.
2	Consists mainly of PEA assets, interest and dividends receivable, and amounts due to and due from brokers for securities traded but not yet settled.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, and price risks), credit risk, longevity risk and liquidity risk. Key material risks faced by all plans are a decline in interest rates or credit spreads, which could increase the defined benefit obligation by more than the change in the value of plan assets, or from longevity risk (that is, lower mortality rates).

Asset-liability matching strategies are focused on obtaining an appropriate balance between earning an adequate return and having changes in liability values being hedged by changes in asset values.

The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, as well as both the principal pension plans' Statement of Investment Policies and Procedures (SIPP) and the Management Operating Policies and Procedures (MOPP). The following are some specific risk management practices employed by the principal pension plans:

•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks

The Bank's principal pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank's Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Where required, approvals will also be sought from the applicable local body to comply with local regulatory requirements. Strategic, material plan changes require the approval of the Bank's Board of Directors.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. The wind-up was completed on May 31, 2012. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 67

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. The contributions to the plan for the year ended October 31, 2016, were $121 million (October 31, 2015 – $103 million; October 31, 2014 – $92 million), which included core and matching contributions. Annual expense is equal to the Bank's contributions to the plan.

TD Bank, N.A. also has frozen defined benefit retirement plans covering certain legacy TD Banknorth and TD Auto Finance (legacy Chrysler Financial) employees. TD Bank, N.A. also has closed post-retirement benefit plans, which include limited medical coverage and life insurance benefits, covering certain TD Auto Finance (legacy Chrysler Financial) employees.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)			Principal non-pension
			post-retirement			Other pension
	Principal pension plans		benefit plan[1]			and retirement plans[2]
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$5,377	$5,321	$4,338	$553	$557	$551	$2,743	$2,644	$2,196
Obligations included due to TD Auto Finance plan merger[3]	–	–	–	–	–	–	–	19	–
Service cost – benefits earned	331	359	282	17	20	18	10	13	10
Interest cost on projected benefit obligation	191	219	205	21	23	26	105	113	106
Remeasurement (gain) loss – financial	1,179	(279)	591	(9)	(12)	50	259	(35)	188
Remeasurement (gain) loss – demographic	–	18	44	–	–	(82)	(11)	(11)	129
Remeasurement (gain) loss – experience	8	(71)	(1)	2	(21)	6	(12)	17	17
Members' contributions	66	69	66	–	–	–	–	–	–
Benefits paid	(347)	(259)	(204)	(16)	(14)	(12)	(265)	(251)	(114)
Change in foreign currency exchange rate	–	–	–	–	–	–	45	264	106
Past service cost (credit)[4,5]	–	–	–	–	–	–	(11)	(30)	6
Projected benefit obligation as at October 31	6,805	5,377	5,321	568	553	557	2,863	2,743	2,644
Change in plan assets
Plan assets at fair value at beginning of year	5,327	4,805	4,177	–	–	–	1,910	1,734	1,575
Assets included due to TD Auto Finance plan merger[3]	–	–	–	–	–	–	–	18	–
Interest income on plan assets	195	205	208	–	–	–	74	76	77
Remeasurement gain (loss) – return on plan assets less
interest income	207	158	264	–	–	–	40	(31)	72
Members' contributions	66	69	66	–	–	–	–	–	–
Employer's contributions	384	357	302	16	14	12	101	153	35
Benefits paid	(347)	(259)	(204)	(16)	(14)	(12)	(265)	(251)	(114)
Change in foreign currency exchange rate	–	–	–	–	–	–	39	216	98
Defined benefit administrative expenses	(9)	(8)	(8)	–	–	–	(4)	(5)	(9)
Plan assets at fair value as at October 31	5,823	5,327	4,805	–	–	–	1,895	1,910	1,734
Net defined benefit asset (liability)	(982)	(50)	(516)	(568)	(553)	(557)	(968)	(833)	(910)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	331	359	282	17	20	18	10	13	10
Net interest cost (income) on net defined benefit liability (asset)	(4)	14	(3)	21	23	26	31	37	29
Past service cost (credit)[4,5]	–	–	–	–	–	–	(11)	(30)	6
Defined benefit administrative expenses	9	8	7	–	–	–	7	8	5
Total expense	$336	$381	$286	$38	$43	$44	$37	$28	$50
Actuarial assumptions used to determine the
projected benefit obligation as at
October 31 (percentage)
Weighted-average discount rate for projected benefit
obligation	3.52%	4.42%	4.21%	3.60%	4.40%	4.30%	3.65%	4.39%	4.27%
Weighted-average rate of compensation increase	2.66	2.63	2.86	3.25	3.25	3.50	1.18	1.20	1.30
1	The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 5.0%. The rate is assumed to decrease gradually to 3.17% by the year 2028 and remain at that level thereafter.
2	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
3	Effective December 31, 2014, certain TD Auto Finance retirement plans were merged and certain previously undisclosed obligations and assets are now included in fiscal 2016 and 2015. The opening balances of these obligations and assets for the year ended October 31, 2015, were $19 million and $18 million, respectively (October 31, 2014 – $14 million and $16 million, respectively).
4	Includes a settlement gain of $12 million related to a portion of the TDAF defined benefit pension plan that was settled during 2016.
5	Includes a settlement gain of $35 million related to a portion of the TD Banknorth defined benefit pension plan that was settled during 2015.

During the year ended October 31, 2017, the Bank expects to contribute $438 million to its principal pension plans, $17 million to its principal non-pension post-retirement benefit plan, and $33 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 68

Assumptions related to future mortality which have been used to determine the defined benefit obligation and net benefit cost are as follows:

Assumed Life Expectancy at Age 65
(number of years)					Principal non-pension
			Principal		post-retirement			Other pension and
		pension plans			benefit plan			retirement plans
								As at October 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Male aged 65 at measurement date	22.1	22.1	21.9	22.1	22.1	21.9	21.4	22.0	22.0
Female aged 65 at measurement date	24.0	23.9	23.8	24.0	23.9	23.8	23.4	24.0	23.3
Male aged 40 at measurement date	23.4	23.3	23.2	23.4	23.3	23.2	22.5	22.5	23.1
Female aged 40 at measurement date	25.1	25.1	25.0	25.1	25.1	25.0	25.0	25.0	25.6

The weighted-average duration of the defined benefit obligation for the Bank's principal pension plans, principal non-pension post-retirement benefit plan and other pension and retirement plans at the end of the reporting period are 16 years (2015 – 16 years, 2014 – 16 years), 17 years (2015 – 17 years, 2014 – 18 years), and 13 years (2015 – 13 years, 2014 – 13 years), respectively.

The following table provides the sensitivity of the projected benefit obligation for the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans to actuarial assumptions considered significant by the Bank. These include discount rate, life expectancy, rates of compensation increase, and health care cost initial trend rates, as applicable. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Significant Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at
	October 31, 2016
	Obligation
		Principal	Other
		non-pension	pension
	Principal	post-	and
	pension	retirement	retirement
	plans	benefit plan	plans
Impact of an absolute change in
significant actuarial assumptions
Discount rate
1% decrease in assumption	$1,230	$103	$414
1% increase in assumption	(948)	(81)	(335)
Rates of compensation increase
1% decrease in assumption	(366)	n/a1	–
1% increase in assumption	397	n/a1	–
Life expectancy
1 year decrease in assumption	(142)	(20)	(86)
1 year increase in assumption	135	20	84
Health care cost initial trend rate
1% decrease in assumption	n/a	(89)	(4)
1% increase in assumption	n/a	111	5
1	An absolute change in this assumption is immaterial.

The Bank recognized the following amounts on the Consolidated Balance Sheet.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31	October 31	October 31
	2016	2015	2014
Other assets
Principal pension plans	$–	$95	$–
Other pension and retirement plans[1]	3	–	9
Other employee benefit plans[2]	8	9	6
Total other assets	11	104	15
Other liabilities
Principal pension plans	982	145	516
Principal non-pension post-retirement benefit plan	568	553	557
Other pension and retirement plans[1]	971	833	919
Other employee benefit plans[2]	490	416	401
Total other liabilities	3,011	1,947	2,393
Net amount recognized	$(3,000)	$(1,843)	$(2,378)
1	Effective December 31, 2014, certain TD Auto Finance retirement plans were merged. For fiscal 2016 and 2015, these assets and liabilities have been included in Other pension and retirement plans. Previously, these assets or liabilities were included in Other employee benefit plans.
2	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 69

The Bank recognized the following amounts in the Consolidated Statement of Other Comprehensive Income.

Amounts Recognized in the Consolidated Statement of Other Comprehensive Income[1]
(millions of Canadian dollars)	For the years ended
	October 31	October 31	October 31
	2016	2015	2014
Actuarial gains (losses) recognized in Other Comprehensive Income
Principal pension plans	$(980)	$490	$(371)
Principal non-pension post-retirement benefit plan	7	33	26
Other pension and retirement plans[2]	(193)	1	(266)
Other employee benefit plans[3]	(56)	23	(57)
Total actuarial gains (losses) recognized in Other Comprehensive Income	$(1,222)	$547	$(668)
1	Amounts are presented on pre-tax basis.
2	Effective December 31, 2014, certain TD Auto Finance retirement plans were merged. For fiscal 2016 and 2015, these actuarial gains or losses have been included in Other pension and retirement plans. Previously, these actuarial gains or losses were included in Other employee benefit plans.
3	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

NOTE 26: INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following.

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$2,106	$1,881	$1,450
Adjustments in respect of prior years and other	(66)	(6)	31
Total current income taxes	2,040	1,875	1,481
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination
and reversal of temporary differences	50	(372)	37
Effect of changes in tax rates	2	(1)	1
Recovery of income taxes due to recognition of previously unrecognized deductible
temporary differences and unrecognized tax losses of a prior period	–	8	(11)
Adjustments in respect of prior years and other	51	13	4
Total deferred income taxes	103	(352)	31
Total provision for income taxes – Consolidated Statement of Income	2,143	1,523	1,512
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	51	(1,279)	(623)
Deferred income taxes	(229)	414	(269)
	(178)	(865)	(892)
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	26	14	(9)
Deferred income taxes	(5)	51	(4)
	21	65	(13)
Total provision for (recovery of) income taxes	1,986	723	607
Current income taxes
Federal	1,003	53	413
Provincial	693	61	284
Foreign	421	496	152
	2,117	610	849
Deferred income taxes
Federal	(171)	220	(72)
Provincial	(116)	134	(44)
Foreign	156	(241)	(126)
	(131)	113	(242)
Total provision for (recovery of) income taxes	$1,986	$723	$607

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2016		2015		2014
Income taxes at Canadian statutory income tax rate	$2,819	26.5%	$2,409	26.3%	$2,385	26.3%
Increase (decrease) resulting from:
Dividends received	(233)	(2.2)	(319)	(3.5)	(321)	(3.5)
Rate differentials on international operations	(439)	(4.1)	(556)	(6.1)	(489)	(5.4)
Other – net	(4)	(0.1)	(11)	(0.1)	(63)	(0.7)
Provision for income taxes and effective income tax rate	$2,143	20.1%	$1,523	16.6%	$1,512	16.7%

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 70

Deferred tax assets and liabilities comprise of the following.

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31	October 31
	2016	2015
Deferred tax assets
Allowance for credit losses	$865	$737
Land, buildings, equipment, and other depreciable assets	29	19
Deferred (income) expense	31	65
Trading loans	114	124
Employee benefits	841	714
Pensions	424	114
Losses available for carry forward	154	260
Tax credits	165	399
Other	346	322
Total deferred tax assets[1]	2,969	2,754
Deferred tax liabilities
Securities	793	664
Intangibles	331	404
Goodwill	106	78
Total deferred tax liabilities	1,230	1,146
Net deferred tax assets	1,739	1,608
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	2,084	1,931
Deferred tax liabilities[2]	345	323
Net deferred tax assets	$1,739	$1,608
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $29 million as at October 31, 2016 (October 31, 2015 – $21 million), of which $7 million (October 31, 2015 – $11 million) is scheduled to expire within five years.
2	Included in Other liabilities on the Consolidated Balance Sheet.

The movement in the net deferred tax asset for the years ended October 31 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	2016				2015
	Consolidated	Other	Business		Consolidated	Other	Business
	statement of	comprehensive	combinations		statement of	comprehensive	combinations
	income	income	and other	Total	income	income	and other	Total
Deferred income tax expense
(recovery)
Allowance for credit losses	$(128)	$–	$–	$(128)	$(155)	$–	$–	$(155)
Land, buildings, equipment,
and other depreciable assets	(10)	–	–	(10)	(12)	–	–	(12)
Deferred (income) expense	34	–	–	34	(35)	–	–	(35)
Trading loans	10	–	–	10	–	–	–	–
Pensions	30	(340)	–	(310)	111	142	–	253
Employee benefits	(132)	5	–	(127)	(27)	8	–	(19)
Losses available for carry
forward	106	–	–	106	(4)	–	–	(4)
Tax credits	234	–	–	234	(42)	–	–	(42)
Other deferred tax assets	(19)	–	(5)	(24)	(193)	–	(6)	(199)
Securities	23	106	–	129	(124)	264	–	140
Intangible assets	(73)	–	–	(73)	117	–	–	117
Goodwill	28	–	–	28	12	–	57	69
Total deferred income tax
expense (recovery)	$103	$(229)	$(5)	$(131)	$(352)	$414	$51	$113

Certain taxable temporary differences associated with the Bank's investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2016. The total amount of these temporary differences was $51 billion as at October 31, 2016 (October 31, 2015 – $48 billion).

NOTE 27: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 71

The following table presents the Bank's basic and diluted earnings per share for the years ended October 31, and reflects the impact of the stock dividend on the Bank's basic and diluted earnings per share, as if it was retrospectively applied to all periods presented.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2016	2015	2014
Basic earnings per share
Net income attributable to common shareholders	$8,680	$7,813	$7,633
Weighted-average number of common shares outstanding (millions)	1,853.4	1,849.2	1,839.1
Basic earnings per share (dollars)	$4.68	$4.22	$4.15
Diluted earnings per share
Net income attributable to common shareholders	$8,680	$7,813	$7,633
Net income available to common shareholders including impact of dilutive securities	8,680	7,813	7,633
Weighted-average number of common shares outstanding (millions)	1,853.4	1,849.2	1,839.1
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.4	4.9	6.2
Weighted-average number of common shares outstanding – diluted (millions)	1,856.8	1,854.1	1,845.3
Diluted earnings per share (dollars)[1]	$4.67	$4.21	$4.14
1	For the years ended October 31, 2016, October 31, 2015, and October 31, 2014, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

NOTE 28: PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)
		Litigation and
	Restructuring[1]	Other[2]	Total
Balance as at November 1, 2015	$486	$301	$787
Additions	20	175	195
Amounts used	(276)	(101)	(377)
Release of unused amounts	(38)	(53)	(91)
Foreign currency translation adjustments and other	6	5	11
Balance as at October 31, 2016, before allowance for
credit losses for off-balance sheet instruments	$198	$327	$525
Add: allowance for credit losses for off-balance sheet instruments[3]			500
Balance as at October 31, 2016			$1,025
1	Includes provisions for onerous lease contracts.
2	Certain amounts were reclassified to conform with the presentation adopted in the current period.
3	Refer to Note 8 for further details.

LITIGATION AND OTHER

Litigation and other primarily include provisions relating to legal reserves. In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at October 31, 2016, the Bank's RPL is from zero to approximately $461 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some matters seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal or regulatory actions.

Stanford Litigation

The Toronto-Dominion Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited ("SIBL"), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL-issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.

The Official Stanford Investors Committee, a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 72

The court denied in part and granted in part The Toronto-Dominion Bank’s motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order, requiring the parties to conduct discovery and submit briefing regarding class certification. The class certification motion was fully submitted on October 26, 2015. Plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. The Bank's motion to dismiss the newly amended complaint in its entirety was fully submitted on August 18, 2015. On April 22, 2016, the Bank filed a motion to reconsider the court's April 2015 dismissal decision with respect to certain claims by the Official Stanford Investors Committee ("OSIC") under the Texas Uniform Fraudulent Transfer Act based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016. On July 28, 2016, the court issued a decision denying defendants’ motions to dismiss the class plaintiffs’ complaint and to reconsider with respect to the OSIC’s complaint. TD filed its answer to class plaintiffs' complaint on August 26, 2016.

The Toronto-Dominion Bank is also a defendant in two cases filed in the Ontario Superior Court of Justice: (1) Wide & Dickson v. The Toronto-Dominion Bank, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2) Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto-Dominion Bank, an action filed by five investors in certificates of deposits sold by Stanford. The suits assert that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The court denied the Bank's motion for summary judgment in the Joint Liquidators case to dismiss the action based on the applicable statute of limitations on November 9, 2015 and designated the limitations issues to be addressed as part of a future trial on the merits. The parties intend to schedule a status conference to set a timetable for proceeding with the Joint Liquidators’ case and dealing with the Dynasty case.

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A. (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, and a second distribution to eligible class members of residual settlement funds was made in October 2014. The Court retains jurisdiction over class members and distributions.

TD Bank, N.A. was subsequently named as a defendant in eleven putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 16, 2010 to the present: King, et al. v. TD Bank, N.A f/k/a Carolina First Bank (D.S.C.); Padilla, et al. v. TD Bank, N.A. (E.D. Pa.); Hurel v. TD Bank, N.A. and The Toronto-Dominion Bank (D.N.J.); Koshgarian v. TD Bank, N.A. and The Toronto-Dominion Bank (S.D.N.Y.); Goodall v. The Toronto-Dominion Bank and TD Bank, N.A. (M.D. FL.); Klein et al. v. TD Bank, N.A. (D.N.J.); Ucciferri v. TD Bank, N.A. (D.N.J.); and Austin v. TD Bank, N.A. (D. Conn.); Robinson v. TD Bank, N.A. (S.D. Fla.) ("Robinson Case No. 60469"); Robinson v. TD Bank, N.A. (S.D. Fla.) ("Robinson Case No. 60476"); and Mingrone v. TD Bank, N.A.

(E.D.N.Y.). The King action further challenges the overdraft practices of Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010. The Toronto-Dominion Bank was also named as a defendant in the Hurel, Koshgarian, and Goodall actions, but was subsequently dismissed without prejudice in Hurel. All eleven of the actions have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina. The plaintiffs filed a consolidated amended class action complaint on June 19, 2015, which governs all of the consolidated cases other than the Mingrone action. The Mingrone class action complaint was dismissed without prejudice on July 21, 2015. The Toronto-Dominion Bank was not named as a defendant in the consolidated amended class action complaint. On December 10, 2015, the court granted in part and denied in part TD Bank, N.A.'s motion to dismiss. Discovery relevant to class certification has been completed, and the parties’ briefing of class certification issues is in progress.

Credit Card Fees

Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario and Québec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the "Networks"), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules (Honour All Cards, No Discrimination and No Surcharge) have the effect of increasing the merchant fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. Unspecified general and punitive damages are sought on behalf of the merchant class members. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. The certification decision was appealed by both plaintiff class representatives and defendants. The appeal hearing took place in December 2014 and the decision was released on August 19, 2015. While both the plaintiffs and defendants succeeded in part on their respective appeals, the class period for the plaintiffs' key claims has been shortened significantly. At a hearing in October 2016, the plaintiffs sought to amend their claims to reinstate the extended class period.

RESTRUCTURING

In fiscal 2015 the Bank recorded restructuring charges of $686 million ($471 million after tax) on a net basis. During 2015 the Bank commenced its restructuring review and in the second quarter of 2015 recorded $337 million ($228 million after tax) of restructuring charges and recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis in the fourth quarter of 2015. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review and primarily related to asset impairments, exiting of lease agreements, employee severance and other personnel-related costs.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Refer to the Guarantees section in this Note for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 73

The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Financial and performance standby letters of credit	$22,747	$21,046
Documentary and commercial letters of credit	436	330
Commitments to extend credit[1]
Original term to maturity of one year or less	41,096	40,477
Original term to maturity of more than one year	106,274	90,803
Total	$170,553	$152,656
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, as at October 31, 2016, the Bank is committed to fund $131 million (October 31, 2015 – $133 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $943 million for 2017; $896 million for 2018; $814 million for 2019, $720 million for 2020, and $4,582 million for 2021 and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $27 million for 2017; $28 million for 2018; $26 million for 2019, $12 million for 2020, and $22 million for 2021 and thereafter.

The premises and equipment net rental expense, included under Non-interest expenses in the Consolidated Statement of Income, was $1.1 billion for the year ended October 31, 2016 (October 31, 2015 – $1.1 billion; October 31, 2014 – $0.9 billion).

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

Sources and Uses of Pledged Assets and Collateral[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$187	$–
Interest-bearing deposits with banks	6,106	5,862
Loans	76,150	69,585
Securities	53,546	70,612
Other assets	751	–
	136,740	146,059
Third-party assets[2]
Collateral received and available for sale or repledging	163,040	150,125
Less: Collateral not repledged	(66,596)	(51,678)
	96,444	98,447
	233,184	244,506
Uses of pledged assets and collateral[3]
Derivatives	12,595	11,478
Obligations related to securities sold under repurchase agreements	53,103	70,011
Securities borrowing and lending	37,874	30,867
Obligations related to securities sold short	22,481	36,303
Securitization	34,601	36,500
Covered bond	28,668	22,071
Clearing systems, payment systems, and depositories	4,521	4,137
Foreign governments and central banks	1,480	1,320
Other	37,861	31,819
Total	$233,184	$244,506
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3	Includes $19.1 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2016 (October 31, 2015 – $33.4 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 74

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold With Contingent Repurchase Obligations

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions. On April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the year ended October 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $21 million (twelve months ended October 31, 2015 – $29 million). For further details on the Bank's involvement with the Fund, refer to Note 10.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient.

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevent the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The following table summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Financial and performance standby letters of credit	$22,747	$21,046
Assets sold with contingent repurchase obligations	39	207
Total	$22,786	$21,253

NOTE 29: RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank's related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank's employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

As at October 31, 2016, $231 million (October 31, 2015 – $340 million) of loans were made to key management personnel, their close family members and their related entities.

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2016	2015	2014
Short-term employee benefits	$25	$22	$27
Post-employment benefits	3	3	1
Share-based payments	32	31	37
Total	$60	$56	$65

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 24 for further details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 75

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, TD Ameritrade and Symcor during the year ended October 31, 2016, other than as described in the following sections.

Other Transactions with TD Ameritrade and Symcor

(1) TRANSACTIONS WITH TD AMERITRADE HOLDING CORPORATION

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $1.2 billion during the year ended October 31, 2016 (October 31, 2015 – $1.1 billion; October 31, 2014 – $0.9 billion) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $112 billion for the year ended October 31, 2016 (October 31, 2015 – $95 billion; October 31, 2014 – $80 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, and the balance tied to an agreed rate of return. The Bank earns a servicing fee of 25 basis points (bps) on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2016, amounts receivable from TD Ameritrade were $72 million (October 31, 2015 – $79 million). As at October 31, 2016, amounts payable to TD Ameritrade were $141 million (October 31, 2015 – $140 million).

(2) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2016, the Bank paid $97 million (October 31, 2015 – $124 million; October 31, 2014 – $122 million) for these services. As at October 31, 2016, the amount payable to Symcor was $16 million (October 31, 2015 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2016, and October 31, 2015.

NOTE 30: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian wealth business, which provides investment products and services to institutional and retail investors, and the insurance business. U.S. Retail is comprised of the personal and commercial banking operations in the U.S. operating under the brand TD Bank, America's Most Convenient Bank®, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank's equity investment in TD Ameritrade. Wholesale banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank's clients. The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of certain asset securitization programs, treasury management, the collectively assessed allowance for incurred but not identified credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, these CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on these CDS, in excess of the accrued cost, are reported in the Corporate segment.

The Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 76

The following table summarizes the segment results for the years ended October 31.

Results by Business Segment[1]
(millions of Canadian dollars)	For the years ended October 31
					2016
	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income (loss)	$9,979	$7,093	$1,685	$1,166	$19,923
Non-interest income (loss)	10,230	2,366	1,345	451	14,392
Total revenue	20,209	9,459	3,030	1,617	34,315
Provision for (reversal of) credit losses	1,011	744	74	501	2,330
Insurance claims and related expenses	2,462	–	–	–	2,462
Non-interest expenses	8,557	5,693	1,739	2,888	18,877
Income (loss) before income taxes	8,179	3,022	1,217	(1,772)	10,646
Provision for (recovery of) income taxes	2,191	498	297	(843)	2,143
Equity in net income of an investment in
TD Ameritrade	–	435	–	(2)	433
Net income (loss)	$5,988	$2,959	$920	$(931)	$8,936

Total assets as at October 31	$383,011	$388,749	$342,478	$62,729	$1,176,967

					2015
Net interest income (loss)	$9,781	$6,131	$2,295	$517	$18,724
Non-interest income (loss)	9,904	2,098	631	69	12,702
Total revenue	19,685	8,229	2,926	586	31,426
Provision for (reversal of) credit losses	887	535	18	243	1,683
Insurance claims and related expenses	2,500	–	–	–	2,500
Non-interest expenses	8,407	5,188	1,701	2,777	18,073
Income (loss) before income taxes	7,891	2,506	1,207	(2,434)	9,170
Provision for (recovery of) income taxes	1,953	394	334	(1,158)	1,523
Equity in net income of an investment in
TD Ameritrade	–	376	–	1	377
Net income (loss)	$5,938	$2,488	$873	$(1,275)	$8,024

Total assets as at October 31	$360,100	$347,249	$343,485	$53,539	$1,104,373

					2014
Net interest income (loss)	$9,538	$5,179	$2,210	$657	$17,584
Non-interest income (loss)	9,623	1,986	470	298	12,377
Total revenue	19,161	7,165	2,680	955	29,961
Provision for (reversal of) credit losses	946	436	11	164	1,557
Insurance claims and related expenses	2,833	–	–	–	2,833
Non-interest expenses	8,438	4,512	1,589	1,957	16,496
Income (loss) before income taxes	6,944	2,217	1,080	(1,166)	9,075
Provision for (recovery of) income taxes	1,710	412	267	(877)	1,512
Equity in net income of an investment in
TD Ameritrade	–	305	–	15	320
Net income (loss)	$5,234	$2,110	$813	$(274)	$7,883

Total assets as at October 31	$334,660	$277,085	$317,524	$31,242	$960,511
1	Effective fiscal 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Consolidated Statement of Income.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 77

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States, and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	For the years ended October 31			As at October 31
			2016	2016
		Income before
	Total revenue	income taxes	Net income	Total assets
Canada	$20,374	$6,760	$5,133	$632,215
United States	12,217	2,873	2,436	462,330
Other international	1,724	1,013	1,367	82,422
Total	$34,315	$10,646	$8,936	$1,176,967

			2015	2015
Canada	$20,224	$6,625	$5,361	$623,061
United States	10,140	2,040	1,802	417,186
Other international	1,062	505	861	64,126
Total	$31,426	$9,170	$8,024	$1,104,373

			2014	2014
Canada	$19,642	$6,314	$5,106	$554,036
United States	8,363	1,579	1,284	324,865
Other international	1,956	1,182	1,493	81,610
Total	$29,961	$9,075	$7,883	$960,511

NOTE 31: INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets and liabilities mature or reprice at different points in time, the Bank is exposed to interest rate risk. The following table details the balances of interest-rate sensitive assets and liabilities by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank's risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the "Managing Risk" section of the MD&A.

Interest Rate Risk[1]
(millions of Canadian dollars, except as noted)								As at
							October 31, 2016
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$21,808	$35,177	$435	$57,420	$–	$–	$201	$57,621
Trading loans, securities, and other	908	3,160	15,174	19,242	27,444	15,081	37,490	99,257
Financial assets designated at fair value through profit or loss	736	63	821	1,620	1,566	1,012	85	4,283
Available-for-sale	127	24,482	7,159	31,768	52,863	22,300	640	107,571
Held-to-maturity	–	23,337	7,020	30,357	44,172	9,866	–	84,395
Securities purchased under reverse repurchase agreements	7,780	67,652	6,951	82,383	–	–	3,669	86,052
Loans	24,390	241,749	67,969	334,108	205,286	31,996	14,266	585,656
Other	87,949	–	–	87,949	–	–	64,183	152,132
Total assets	143,698	395,620	105,529	644,847	331,331	80,255	120,534	1,176,967
Liabilities and equity
Trading deposits	–	27,516	47,770	75,286	699	–	3,801	79,786
Other financial liabilities designated at fair value through profit or loss	13	102	74	189	–	1	–	190
Other deposits	283,443	78,682	41,243	403,368	124,107	32,412	213,773	773,660
Securitization liabilities at fair value	–	594	1,238	1,832	6,933	3,725	–	12,490
Obligations related to securities sold short	33,115	–	–	33,115	–	–	–	33,115
Obligations related to securities sold under repurchase agreements	656	39,895	1,457	42,008	3,308	–	3,657	48,973
Securitization liabilities at amortized cost	–	6,698	1,608	8,306	7,334	2,278	–	17,918
Subordinated notes and debentures	–	2,265	260	2,525	4,950	3,416	–	10,891
Other	81,131	–	–	81,131	–	–	44,599	125,730
Equity	–	–	–	–	3,400	1,000	69,814	74,214
Total liabilities and equity	398,358	155,752	93,650	647,760	150,731	42,832	335,644	1,176,967
Net position	$(254,660)	$239,868	$11,879	$(2,913)	$180,600	$37,423	$(215,110)	$–

							October 31, 2015
Total assets	$133,302	$366,821	$102,253	$602,376	$282,792	$83,820	$135,385	$1,104,373
Total liabilities and equity	351,641	169,453	91,507	612,601	130,286	39,633	321,853	1,104,373
Net position	$(218,339)	$197,368	$10,746	$(10,225)	$152,506	$44,187	$(186,468)	$–
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 78

Interest Rate Risk by Category[1]
(millions of Canadian dollars)								As at
							October 31, 2016
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	Rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(226,294)	$119,905	$35,798	$(70,591)	$132,887	$5,992	$(121,817)	$(53,529)
Foreign currency	(28,366)	119,963	(23,919)	67,678	47,713	31,431	(93,293)	53,529
Net position	$(254,660)	$239,868	$11,879	$(2,913)	$180,600	$37,423	$(215,110)	$–

							October 31, 2015
Canadian currency	$(172,121)	$118,865	$34,537	$(18,719)	$112,985	$11,279	$(110,591)	$(5,046)
Foreign currency	(46,218)	78,503	(23,791)	8,494	39,521	32,908	(75,877)	5,046
Net position	$(218,339)	$197,368	$10,746	$(10,225)	$152,506	$44,187	$(186,468)	$–
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

NOTE 32: CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk
(millions of Canadian dollars,						As at
except as noted)	Loans and customers' liability				Derivative financial
	under acceptances[1]		Credit Instruments[2,3]		instruments[4,5]
	October 31	October 31	October 31	October 31	October 31	October 31
	2016	2015	2016	2015	2016	2015
Canada	66%	68%	41%	40%	30%	35%
United States[6]	33	31	56	55	28	25
United Kingdom	–	–	1	1	18	16
Europe – other	–	–	1	3	18	18
Other international	1	1	1	1	6	6
Total	100%	100%	100%	100%	100%	100%
	$601,362	$560,987	$170,553	$152,656	$65,914	$62,778
1	Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2016, was: real estate 10% (October 31, 2015 – 9%).
2	As at October 31, 2016, the Bank had commitments and contingent liability contracts in the amount of $171 billion (October 31, 2015 – $153 billion). Included are commitments to extend credit totalling $147 billion (October 31, 2015 – $131 billion), of which the credit risk is dispersed as detailed in the table above.
3	Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2016: financial institutions 19% (October 31, 2015 – 17%); pipelines, oil and gas 10% (October 31, 2015 – 10%); power and utilities 9% (October 31, 2015 – 9%); sundry manufacturing and wholesale 7% (October 31, 2015 – 7%); automotive 7% (October 31, 2015 – 6%); telecommunications, cable and media 6% (October 31, 2015 – 5%); professional and other services 6% (October 31, 2015 – 6%); government, public sector entities, and education 5% (October 31, 2015 – 6%); non-residential real estate development 5% (October 31, 2015 – 4%).
4	As at October 31, 2016, the current replacement cost of derivative financial instruments amounted to $66 billion (October 31, 2015 – $63 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.
5	The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 75% of the total as at October 31, 2016 (October 31, 2015 – 74%). The second largest concentration was with governments, which accounted for 17% of the total as at October 31, 2016 (October 31, 2015 – 19%). No other industry segment exceeded 5% of the total.
6	Debt securities classified as loans were 0.2% as at October 31, 2016 (October 31, 2015 – 0.3%), of the total loans and customers' liability under acceptances.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 79

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
Cash and due from banks	$3,907	$3,154
Interest-bearing deposits with banks	53,714	42,483
Securities[2]
Financial assets designated at fair value through profit and loss
Government and government-insured securities	2,127	2,393
Other debt securities	2,060	1,808
Trading
Government and government-insured securities	39,699	39,136
Other debt securities	10,432	10,165
Retained interest	31	38
Available-for-sale
Government and government-insured securities	77,499	59,916
Other debt securities	27,832	26,894
Held-to-maturity
Government and government-insured securities	51,290	43,667
Other debt securities	33,105	30,783
Securities purchased under reverse purchase agreements	86,052	97,364
Derivatives[3]	75,249	79,870
Loans
Residential mortgages	217,220	212,245
Consumer instalment and other personal	143,701	134,693
Credit card	30,700	29,101
Business and government	192,622	166,379
Debt securities classified as loans	1,413	1,923
Trading loans	11,606	10,650
Customers' liability under acceptances	15,706	16,646
Amounts receivable from brokers, dealers and clients	17,436	21,996
Other assets	4,352	4,247
Total assets	1,097,753	1,035,551
Credit instruments[4]	170,553	152,656
Unconditionally cancellable commitments to extend credit
relating to personal lines of credit and credit card lines	269,912	239,839
Total credit exposure	$1,538,218	$1,428,046
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Excludes equity securities.
3	The gross maximum credit exposure for derivatives is based on the credit equivalent amount less the impact of certain master netting arrangements. The amounts exclude exchange traded derivatives and non-trading credit derivatives. Refer to Note 11 for further details.
4	The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. Refer to Note 28 for further details.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 80

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the Standardized Approach to credit risk. Under the Standardized Approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank's U.S. Retail portfolio. Refer to the "Managing Risk – Credit Risk" section of the MD&A for a discussion on the risk rating for the Standardized Approach and on the Bank's risk ratings.

Financial Assets Subject to the Standardized Approach by Risk-Weights[1,2]
(millions of Canadian dollars)									As at
					October 31, 2016
	0%	20%	35%	50%	75%[3]	100%[4]	150%	350%	Total
Loans
Residential mortgages	$22	$207	$48	$–	$742	$27	$–	$–	$1,046
Consumer instalment and other personal	488	49	5	–	903	–	95	–	1,540
Credit card	–	–	–	–	15,929	–	290	–	16,219
Business and government	11,208	8,542	–	–	767	82,840	430	–	103,787
Debt securities classified as loans	–	29	–	–	–	5	–	–	34
Total loans	11,718	8,827	53	–	18,341	82,872	815	–	122,626
Held-to-maturity	1,683	47,104	–	–	–	224	–	519	49,530
Securities purchased under reverse
repurchase agreements	–	–	–	–	–	–	–	–	–
Customers' liability under acceptances	–	–	–	–	–	1	–	–	1
Other assets[5]	13,165	917	–	1	–	–	–	–	14,083
Total assets	26,566	56,848	53	1	18,341	83,097	815	519	186,240
Off-balance sheet credit instruments	535	4,012	–	–	394	27,383	–	–	32,324
Total	$27,101	$60,860	$53	$1	$18,735	$110,480	$815	$519	$218,564

					October 31, 2015
Loans
Residential mortgages	$–	$–	$24,010	$–	$2,901	$386	$4	$–	$27,301
Consumer instalment and other personal	847	317	5,154	–	32,302	79	294	–	38,993
Credit card	–	–	–	–	21,258	–	180	–	21,438
Business and government	11,279	5,190	–	–	3,891	73,087	717	–	94,164
Debt securities classified as loans	–	134	–	–	–	7	–	–	141
Total loans	12,126	5,641	29,164	–	60,352	73,559	1,195	–	182,037
Held-to-maturity	1,646	41,994	–	–	–	–	–	–	43,640
Securities purchased under reverse
repurchase agreements	–	–	–	–	–	–	–	–	–
Customers' liability under acceptances	–	–	–	–	–	2	–	–	2
Other assets[5]	12,710	527	–	1	–	–	–	–	13,238
Total assets	26,482	48,162	29,164	1	60,352	73,561	1,195	–	238,917
Off-balance sheet credit instruments	382	2,516	–	–	461	25,776	–	–	29,135
Total	$26,864	$50,678	$29,164	$1	$60,813	$99,337	$1,195	$–	$268,052
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Effective the third quarter of 2016, the majority of U.S. Retail's retail portfolio credit risk Risk Weighted Assets (RWA) are calculated using Advanced Internal Rating Based (AIRB) approach. Prior to the third quarter of 2016, RWA were calculated using the Standardized Approach.
3	Based on the Bank's internal risk ratings, 66% of retail exposures are rated 'low risk' or 'normal risk' and 34% are rated 'high risk' or 'default' as at October 31, 2016 (October 31, 2015 – 70% and 30%, respectively).
4	Based on the Bank's internal risk ratings, 39% of non-retail exposures are rated 'investment grade' and 61% are rated 'non-investment grade' as at October 31, 2016 (October 31, 2015 – 38% and 62%, respectively).
5	Other assets include amounts due from banks and interest-bearing deposits with banks.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 81

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the AIRB Approach to credit risk in the Basel III Capital Accord. Under the AIRB Approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. The non-retail and retail asset risk rating classifications subject to the AIRB Approach reflect whether the exposure is subject to a guarantee, which would result in the exposure being classified based on the internal risk rating of the guarantor. The following risk ratings may not directly correlate with the 'Neither past due nor impaired', 'Past due but not impaired' and 'Impaired' status disclosed in Note 8 – Loans, Impaired Loans and Allowance for Credit Losses, because of the aforementioned risk transference guarantees, and certain loan exposures that remain subject to the Standardized Approach. Refer to the "Managing Risk – Credit Risk" section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB Approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)					As at
		October 31, 2016
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages[1]	$90,124	$–	$–	$–	$90,124
Consumer instalment and other personal[1]	17,925	1	–	–	17,926
Business and government	39,468	38,134	1,776	333	79,711
Debt securities classified as loans	1,024	82	72	250	1,428
Total loans	148,541	38,217	1,848	583	189,189
Held-to-maturity	34,865	–	–	–	34,865
Securities purchased under reverse repurchase agreements	75,441	10,611	–	–	86,052
Customers' liability under acceptances	8,411	7,080	214	–	15,705
Other assets[2]	40,421	72	–	–	40,493
Total assets	307,679	55,980	2,062	583	366,304
Off-balance sheet credit instruments	75,364	10,840	1,039	18	87,261
Total	$383,043	$66,820	$3,101	$601	$453,565

		October 31, 2015
Loans
Residential mortgages[1]	$98,583	$–	$–	$–	$98,583
Consumer instalment and other personal[1]	21,392	30	–	–	21,422
Business and government	32,933	32,194	1,054	161	66,342
Debt securities classified as loans	1,356	163	113	207	1,839
Total loans	154,264	32,387	1,167	368	188,186
Held-to-maturity	30,810	–	–	–	30,810
Securities purchased under reverse repurchase agreements	86,801	10,563	–	–	97,364
Customers' liability under acceptances	9,039	7,326	273	6	16,644
Other assets[2]	29,617	160	–	–	29,777
Total assets	310,531	50,436	1,440	374	362,781
Off-balance sheet credit instruments	71,725	10,300	340	19	82,384
Total	$382,256	$60,736	$1,780	$393	$445,165
1	Includes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB Approach.
2	Other assets include amounts due from banks and interest-bearing deposits with banks.
TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 82

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1,2]
(millions of Canadian dollars)						As at
			October 31, 2016
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages[3]	$59,331	$56,105	$7,902	$2,185	$643	$126,166
Consumer instalment and other personal[3]	46,710	47,392	20,898	9,336	729	125,065
Credit card	5,030	3,663	4,402	2,530	70	15,695
Business and government[4]	810	3,691	3,967	1,896	212	10,576
Total loans	111,881	110,851	37,169	15,947	1,654	277,502
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	83,184	18,945	5,258	1,272	4	108,663
Total	$195,065	$129,796	$42,427	$17,219	$1,658	$386,165

			October 31, 2015
Loans
Residential mortgages[3]	$43,920	$36,169	$4,684	$1,572	$144	$86,489
Consumer instalment and other personal[3]	31,290	28,953	10,322	4,223	268	75,056
Credit card	2,564	2,398	2,354	1,407	54	8,777
Business and government[4]	545	3,193	2,232	999	54	7,023
Total loans	78,319	70,713	19,592	8,201	520	177,345
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	58,822	12,571	3,379	916	4	75,692
Total	$137,141	$83,284	$22,971	$9,117	$524	$253,037
1	Effective the third quarter of 2016, the majority of U.S. Retail's retail portfolio credit risk RWA are calculated using AIRB approach. Prior to the third quarter of 2016, RWA were calculated using the Standardized Approach.
2	Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.
3	Excludes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB Approach.
4	Business and government loans in the retail portfolio include small business loans.

NOTE 33: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank's Risk Appetite Statement;
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; or
–	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective risk-weighted assets (RWA). In 2015, Basel III also implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage ratio exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB approach. The remaining assets in the U.S. Retail segment continue to use the standardized approach for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 83

During the year ended October 31, 2016, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

OSFI has provided IFRS transitional provisions for the leverage ratio (as previously with the ACM), which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010, from the calculation.

The following table summarizes the Bank's regulatory capital position as at October 31.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	October 31	October 31
	2016	2015
Capital
Common Equity Tier 1 Capital	$42,328	$37,958
Tier 1 Capital	49,397	43,416
Total Capital	61,816	53,600
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$405,844	$382,360
Tier 1 Capital	405,844	383,301
Total Capital	405,844	384,108
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.4%	9.9%
Tier 1 Capital ratio[1]	12.2	11.3
Total Capital ratio[1]	15.2	14.0
Leverage ratio	4.0	3.7
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. The scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.

NOTE 34: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the 2016 Consolidated Financial Statements.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 84

NOTE 35: INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES[1]
(millions of Canadian dollars)		As at October 31, 2016
	Address of Head	Carrying value of shares
North America	or Principal Office[2]	Description	owned by the Bank
Meloche Monnex Inc.	Montréal, Québec	Holding Company providing management	$1,660
		services to subsidiaries
Security National Insurance Company	Montréal, Québec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management	314
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity	1,966
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity	1,325
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender	48
TD Financing Services Inc.	Toronto, Ontario	Financial Services Entity	163
TD Group US Holdings LLC	Wilmington, Delaware	Holding Company	48,548
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Wilmington, Delaware	U.S. National Bank
TD Bank, National Association	Wilmington, Delaware	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Services Entity
TD Private Client Wealth LLC	New York, New York	Broker-dealer and Registered Investment Advisor
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer	32
TD Life Insurance Company	Toronto, Ontario	Insurance Company	63
TD Mortgage Corporation	Toronto, Ontario	Loans and Deposits Entity	12,102
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Deposit Taking Entity
The Canada Trust Company	Toronto, Ontario	Trust, Loans and Deposits Entity
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker	1,913
TD Vermillion Holdings ULC	Vancouver, British Columbia	Holding Company	20,451
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer	2,044
TDAM USA Inc.	Wilmington, Delaware	Investment Counselling and Portfolio Management	12
International
TD Bank International S.A.	Luxembourg, Luxembourg	International Direct Brokerage	43
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank	699
TD Ireland	Dublin, Ireland	Holding Company	1,056
TD Global Finance	Dublin, Ireland	Securities Dealer
TD Luxembourg International Holdings	Luxembourg, Luxembourg	Holding Company	7,091
TD Ameritrade Holding Corporation[3]	Omaha, Nebraska	Securities Dealer
TD Wealth Holdings (UK) Limited	Leeds, England	Holding Company	139
TD Direct Investing (Europe) Limited	Leeds, England	Direct Broker
Thirdco II Limited	Leeds, England	Investment Holding Company	108
TD Asset Administration UK Limited	Leeds, England	Foreign Securities Dealer
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer	238
Toronto Dominion Investments B.V.	London, England	Holding Company	1,028
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Foreign Financial Institution	1,310
1	Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.
2	Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.
3	As at October 31, 2016, the Bank's reported investment in TD Ameritrade Holding Corporation was 42.38% (October 31, 2015 – 41.54%) of the outstanding shares of TD Ameritrade Holding Corporation. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank's investment in TD Ameritrade Holding Corporation.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 85

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank's subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar 1 and Pillar 2;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.

As at October 31, 2016, the net assets of subsidiaries subject to regulatory or capital adequacy requirements was $73.1 billion (October 31, 2015 – $66.2 billion), before intercompany eliminations.

In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Notes 9 and 28.

Aside from non-controlling interests disclosed in Note 21, there were no significant restrictions on the ability of the Bank to access or use the assets or settle the liabilities of subsidiaries within the group as a result of protective rights of non-controlling interests.

TD BANK GROUP • 2016 FINANCIAL STATEMENTS & NOTES	Page 86